FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 6, 2020

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized

(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Company plans to acquire the shares of ADLINK Technology Inc. through tender offer”, dated February 6, 2020.

2.	Taiwan Stock Exchange filing entitled, “Announcing that the aggregate consideration for the tender offer of ADLINK has been deposited into the mandated institution's segregated account”, dated February 6, 2020.

3.	Taiwan Stock Exchange filing Tender Offer Prospectus, dated February 6, 2020.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: February 6, 2020	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.

February 6, 2020

English Language Summary

Subject: The Company plans to acquire the shares of ADLINK Technology Inc. through tender offer

Regulation: Published pursuant to Article 4-38 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events: 2020/02/06

Contents:

1.	Date of filing reporting of the public tender offer:

2020/02/06

2.	Company name of the public tender offeror:

AU Optronics Corporation

3.	Location of the company of the public tender offeror:

No. 1, Li-Hsin Rd. 2, Hsinchu Science Park, Hsinchu 30078, Taiwan, R.O.C.

4.	Business Registration Certificate number of the public tender offeror:

84149738

5.	Name of the public company whose securities are to be acquired:

ADLINK Technology Inc. (“ADLINK”)

6.	Type of securities to be acquired:

Common shares

7.	Volume of the securities to be acquired:

65,249,177 shares (i.e., Offer Cap)

8.	Expected price of the securities to be acquired:

NT$57 per share

9.	Scheduled period of the public tender offer:

The period of accepting the application of tendering shall be 9:00 a.m. to 3:30 p.m. (Taiwan time) of each business day during the tender offer period from February 7, 2020 to March 12, 2020. The Company may, according to applicable law, report to the Financial Supervisory Commission ("FSC") and make a public announcement of an extension of the tender offer period, provided that the extended period shall not exceed a total of 50 days.

10.	Purpose of the public tender offer:

To enhance the competitiveness, the Company plans to cooperate with ADLINK to establish a strategic partnership for the Industrial and Commercial AIoT Ecosystem.

11.	Conditions of the public tender offer:

(1)	Tender offer period:

The period of accepting the application of tendering shall be 9:00 a.m. to 3:30 p.m. (Taiwan time) of each business day during the tender offer period from February 7, 2020 to March 12, 2020. The Company may, according to applicable law, report to the FSC and make a public announcement of an extension of the tender offer period, provided that the extended period shall not exceed a total of 50 days.

(2)	Maximum and Minimum number of shares to be acquired:

65,249,177 shares (“Offer Cap”), representing 30.0% of the total issued and outstanding share capital of ADLINK (equal to 217,497,257 shares including 14,707,559 shares of private placements) (“Total Amount of Shares”) as shown in the system of commercial and industry registration profile of the Department of Commerce, the Ministry of Economic Affairs (last updated on November 19, 2019) (65,249,177 shares/ 217,497,257 shares ≒ 30.0%). If the shares effectively tendered do not reach the aforesaid number but reach 10,874,863 shares (representing 5% of the total issued and outstanding shares, the “Minimum Shares”), the Minimum Shares condition of this tender offer will notwithstanding be satisfied. Under the circumstance that all the conditions of this tender offer are satisfied (including the number of the shares to be effectively tendered has reached the Minimum Shares) and this tender offer is not legally suspended, the Company will acquire the shares at the maximum of the Offer Cap; if the total number of shares tendered exceeds the Offer Cap, the Company will purchase shares from all the offerees of common shares of ADLINK ("Offerees") at a pro-rated percentage of shares based on the calculation method described herein.

(3)	The consideration of tender offer:

The tender offer consideration for each common share of ADLINK is NT$57 in cash. Offerees shall be responsible for their own securities transaction tax, income tax (if applicable), handling charges of the Taiwan Depository & Clearing Corporation (“TDCC”) and securities brokers, bank remittance fees, postage for registered mail, and all other necessary and reasonable fees and taxation payable for paying the tender offer consideration. Among such fees, the handling charges of TDCC and securities brokers are calculated separately according to the number of deposit applications made by the Offeree. In addition, Offerees who apply for deposits through a custodian bank are not subject to the handling charges of securities brokers. If there are any additional fees, the Company will, in accordance with applicable law, make a public announcement disclosing such additional fees. When paying consideration to the Offeree, the Company will deduct the foregoing relevant fees and taxes, excluding income tax, and such amount shall be rounded to the nearest whole number in New Taiwan Dollars.

(4)	Tender offer consideration settlement date:

Within five business days (including the fifth business day) after the completion date of tender offer period (if extended, the completion date of the extended tender offer period), if all the conditions of this tender offer are satisfied, the consideration of this tender offer will be paid by the tender offer agent, KGI Securities Co., Ltd. (“KGI Securities”).

(5)	Other FSC or other regulatory approval or filing required for the Tender Offer:

In accordance with Article 43-1(II) of the Securities and Exchange Act and Article 7(I) of the Regulations Governing Public Tender Offers for Securities of Public Companies, this tender offer shall be filed with the FSC for registration and publicly announced. The Company made public announcement in accordance with the aforementioned rules on February 5, 2020, and filed the registration with the FSC on February 6, 2020.

(6)	Except those circumstances set forth in Article 19(VI) of the Regulations Governing Public Tender Offers for Securities of Public Companies, the Offeree is prohibited from rescinding the tender after the Company has made a public announcement upon the satisfaction of the conditions of this tender offer.

(7)	Please refer to the prospectus for other detailed conditions of the tender offer. URL of the website for reviewing the prospectus:

a.	Market Observation Post System: http://mops.twse.com.tw/mops/web/t162sb01

(Market Observation Post System/Investment section/Tender Offer)

b.	KGI: http://www.kgieworld.com.tw

12.	Name of the appointed institution:

KGI Securities Co., Ltd.

13.	Location of the appointed institution:

No. 700, Minsui Road, Taipei, Taiwan, the Republic of China

14.	Any stipulation that securities will continue to be purchased even after the number of acquired offeree securities has reached a certain predetermined volume or percentage, or any other purchase conditions:

65,249,177 shares to be acquired, representing 30.0% of the total issued and outstanding share capital of ADLINK (equal to 217,497,257 shares including 14,707,559 shares of private placements) as shown in the system of commercial and industry registration profile of the Department of Commerce, the Ministry of Economic Affairs (last updated on November 19, 2019) (65,249,177 shares/ 217,497,257 shares ≒ 30.0%). If the shares effectively tendered do not reach the aforesaid number but reach 10,874,863 shares (representing 5% of the total issued and outstanding shares), the Minimum Shares condition of this tender offer will notwithstanding be satisfied. Under the circumstance that all the conditions of this tender offer are satisfied (including the number of the shares to be effectively tendered has reached the Minimum Shares) and this tender offer is not legally suspended, the Company will acquire the shares at the maximum of the Offer Cap; if the total number of shares tendered exceeds the Offer Cap, the Company will purchase shares from all the Offerees at a pro-rated percentage of shares based on the calculation method described herein.

To avoid the circumstance where the Offeree receives insufficient consideration for paying the securities transaction tax, handling charges of TDCC and securities brokers, bank remittance fees, postage or other related expenses, tenders of less than 2 shares will not be accepted.

15.	Manner of handling situation when the number of acquired offeree securities falls short of, or exceeds, a predetermined purchase volume:

(1)	If this tender offer does not reach the Minimum Shares or is lawfully suspended after the approval by the competent authority, the offer to all the Offerees shall be rescinded, and the shares tendered shall be transferred from KGI Securities’ tender offer account (account no.: (9203)059600-8) back to the Offerees’ central depository accounts by book entry.

(2)	The Company's Offer Cap is 65,249,177 shares, representing 30.0% (65,249,177 shares/217,497,257 shares≒30.0%) of the total issued and outstanding share capital of ADLINK (equal to 217,497,257 shares including 14,707,559 shares of private placements) as shown in the system of commercial and industry registration profile of the Department of Commerce, the Ministry of Economic Affairs (last updated on November 19, 2019). Under the circumstance that all the conditions of this tender offer are satisfied (including the number of the shares to be effectively tendered has reached the Minimum Shares) and this tender offer is not legally suspended, the Company will purchase shares from all the Offerees until the Offer Cap is reached. If the total number of shares tendered exceeds the Offer Cap, the Company will purchase shares from all the Offerees of common shares at a pro-rated percentage of shares based on the calculation method described as follows:

If the shares tendered by any shareholder are between 2 and 1,000 shares, all of the tendered shares will be purchased; if the tendered shares are more than 1,000 shares, the Company undertakes to purchase 1,000 shares. In addition, the remaining shares of the Offerees who offer to sell more than 1,000 shares will be purchased on a pro-rata basis in multiples of 1,000 shares; and the further remaining shares will be purchased on a random basis by the Company until the Offer Cap is reached. Therefore, there may be a risk that the tendered shares will not be fully purchased.

The shares in excess of the Offer Cap shall be transferred from KGI Securities’ tender offer account (account no.: (9203)059600-8) back to each Offerees’ central depository accounts by book entry.

16.	Does the matter involve the Ministry of Economic Affairs’ Investment Commission? (applicable when overseas Chinese or foreign nationals purchase securities offered by a public company from the Republic of China; if so, please specify one of the following concerning the case: “submitted, not yet approved” or “approved”): Not applicable

17.	Does the matter involve the Fair Trade Commission (enterprise combination; if so, please specify one of the following concerning the case: “submitted, not yet approved” or “approved”): Not applicable

18.	The public tender offer application letter is examined and issued legal opinion by attorney. If the public tender offer must be approved by or reported to other competent authorities before it can take effect, has an attorney reviewed the reporting documents and attached a legal opinion that carries legal weight?（Please disclose the context of legal opinion in the column of “any other matters that need to be specified by the SFB”.）:

The tender offer report form has been reviewed by the lawyer, Bo-Sen Von of Lee and Li Attorneys-at-Law and covered by his legal opinion.

19.	Evidence of the ability to carry out the public tender offer payment:

With respect to this tender offer, the Company has remitted the total amount of the tender offer cash consideration to the tender offer account of the appointed institution and the Company has retained the CPA, Ming-Yang, Lai of WeTec International CPAs, to issue a confirmation letter proving the Company’s financial ability to pay the tender offer consideration. For more information, please refer to Item 23(2) below (Any other matters that need to be specified by the SFB: The Company has retained the CPA, Ming-Yang, Lai of WeTec International CPAs, to issue a confirmation letter proving the Company’s financial ability to pay the tender offer consideration.).

20.	Where the aforementioned funds have been obtained via loan, provide a document with the details of the loan, any evidentiary documents, and the repayment schedule: Not applicable

21.	Where the public tender offer entails purchase through the pledge of negotiable securities pursuant to the provisions of the Regulations Governing Tender Offers for Purchase of the Securities of a Public Company, provide the names and types of said securities, their average prices for the previous three months, and the closing prices, time of acquisition, cost of acquisition on the day prior to filing of the report, the factors affecting calculation of the price, and factors affecting determination of the price: Not applicable

22.	Information about interests-relating directors in the public tender offer (including name of natural person directors、legal person directors and its representatives、details about interest relationship between directors and the public tender offer、the reasons that participate or not participate in discussion、details of withdraw from discussion、reasons of approval or opposition to merger resolution): Not applicable

23.	Any other matters that need to be specified by the SFB:

Please refer to the prospectus.

(1)	The Company has retained the lawyer, Bo-Sen Von of Lee and Li

Attorneys-at-Law, to issue a legal opinion.

To: AU Optronics Corp.

Date: February 6, 2020

Ref: No. 2020-00373

Subject: With respect to the tender offer to be made by AU Optronics Corp. ("AUO") for the issued common shares of ADLINK Technology Inc. ("ADLINK"), we hereby issue this legal opinion on the Tender Offer Report Form and the accompanying documents prepared by AUO for said tender offer and whether such tender offer requires approval by or effective registration with any competent authorities, pursuant to Article 9(II) of the Regulations Governing Public Tender Offers for Securities of Public Companies ("Tender Offer Regulations").

Explanations:

I.	AUO intends to conduct a tender offer for the issued and outstanding common shares of ADLINK (this "Tender Offer"). According to Article 9(II) of the Tender Offer Regulations, the Tender Offer Report Form and its accompanying documents shall be reviewed by a lawyer and the lawyer shall issue a legal opinion on such documents; if any approval by or effective registration with the FSC or any other competent authorities is required for the tender offer, a lawyer's opinion shall concurrently be issued thereto. We are engaged by AUO in accordance with the foregoing provision to issue this legal opinion.

II.	For issuing this opinion, we have reviewed the following documents:

1.	the Tender Offer Report Form prepared by AUO for this Tender Offer (draft of February 5, 2020);

2.	the Tender Offer Prospectus prepared by AUO for this Tender Offer (draft of February 5, 2020);

3.	a copy of the Tender Offer Mandate Agreement entered into between AUO and the tender offer agent, KGI Securities Co., Ltd. ("KGI"), for this Tender Offer dated February 5, 2020;

4.	a copy of the Confirmation Letter that AUO has the financial ability to pay the consideration for this Tender Offer issued by WeTec International CPAs ("WeTec") dated February 6, 2020);

5.	the announcement of this Tender Offer to be published at the Taiwan Stock Exchange Market Observation Post System ("MOPS") by AUO on February 6, 2020 pursuant to Articles 7(I) and 26(I) of the Tender Offer Regulations (draft of February 5, 2020) (this item and the above-mentioned four items are hereinafter collectively referred to as the "Reviewed Tender Offer Report Form and Accompanying Documents");

6.	corporate registration of ADLINK as shown in the system of commercial and industry registration profile of the Department of Commerce, the Ministry of Economic Affairs ("MOEA") on February 6, 2020 (the last amendment date is November 19, 2019);

7.	an electronic copy of 2019 Annual Report of ADLINK obtained from the MOPS on February 6, 2020;

8.	a certificate issued by AUO dated February 6, 2020 ("AUO Declaration"); and

9.	a certificate issued by KGI dated February 6, 2020 ("KGI Declaration"); and

III.	This legal opinion is based on the assumptions and qualifications set forth below:

1.	all documents and materials submitted for our review and all information published at the MOPS, and all information disclosed by ADLINK on the website of the Department of Commerce, MOEA and at the MOPS are authentic, accurate and complete and the facts or information therein are true without faults;

2.	all documents and materials submitted for our review have been duly executed, authorized, and delivered, and all signatures, seals, and chops thereon are genuine;

3.	AUO has fully disclosed and provided the relevant documents and information required for this legal opinion, and no independent search, investigation or other verification action has been conducted by us with respect to the factual statements or representations under the reviewed documents related to this Tender Offer;

4.	As of the date of this legal opinion, no facts or acts may affect the effect, authenticity, accuracy and completeness of the foregoing documents and information;

5.	The Tender Offer Report Form and accompanying documents which AUO will file with the FSC will include: (1) the original of the Reviewed Tender Offer Report Form and Accompanying Documents consistent with the draft of such, (2) the original of the minutes of the meeting of the AUO board of the directors, an independent expert's fairness opinion and other relevant documents, included in the Tender Offer Prospectus, and (3) the original of this legal opinion. If the FSC requires that AUO submit other accompanying documents for this Tender Offer pursuant to Item 4 of Article 9(I) of the Tender Offer Regulations, AUO will file such documents with the FSC.

6.	This legal opinion is made based on the Taiwan laws and regulations effective as of the date hereof, and we expressed no opinion on the laws of any jurisdiction other than Taiwan.

IV.	Based on the above-mentioned documents and pursuant to the Taiwan laws and regulations, we hereby issue this legal opinion as follows:

i.	This Tender Offer may be conducted only after it has been reported to the FSC and publicly announced:

1.	Article 43-1(II) of the Securities and Exchange Act ("SEA") prescribes, "Any tender offer to purchase the securities of a public company not through the public securities exchange market or the over-the-counter market may be conducted only after it has been reported to the competent authorities, with the proof that the bidder has the ability to pay the tender offer consideration, and publicly announced, except under the following circumstances:

(1)	the number of securities proposed for tender offer by the bidder plus the total number of securities of the public company already obtained by the bidder and its related parties do not exceed 5% of the total number of voting shares issued by the public company;

(2)	the securities purchased by the bidder through the tender offer are securities of a company of which the bidder holds more than 50% of the issued voting shares; or

(3)	other circumstances in conformity with the regulations prescribed by the competent authorities."

2.	Article 43-1(III) of the SEA provides, "Where any person individually or jointly with other person(s) intends to acquire a certain percentage of the total issued shares of a public company or of the beneficial securities of a real estate investment trust under the Real Estate Securitization Act, such acquisition shall be conducted by means of a tender offer, unless certain conditions are satisfied."

3.	In addition, Articles 7(I), 9(II) and 11(I) of the Tender Offer Regulations respectively read, "Any tender offer to purchase the securities of a public company shall not be made until a report has been filed with the FSC and a public announcement has been made, except under the circumstances set forth in Items 1 to 3 of Article 43-1(II) of the SEA," "The Tender Offer Report Form and its accompanying documents shall be reviewed by an attorney and the attorney shall issue a legal opinion on such documents; if any approval by or effective registration with the FSC or any other competent authorities is required for the tender offer, a lawyer's opinion shall concurrently be issued thereto," and "Any person who individually or jointly with other person(s) intends to acquire shares accounting for 20% or more of the total issued shares of a public company within 50 days shall conduct the acquisition by means of a tender offer."

4.	It is our understanding that AUO intends to acquire 65,249,177 shares in ADLINK via this Tender Offer, accounting for 30% of the total issued common shares of ADLINK, (i.e., 217,497,257 shares, as most-recently updated on November 19, 2019 in the system of commercial and industry registration profile of the Department of Commerce, MOEA). Since the number to be acquired will account for more than 20% of the total issued shares of ADLINK, it shall be conducted via a tender offer according to the applicable law and regulation. Therefore, given the above provisions, this Tender Offer may be conducted only after AUO has reported to the FSC and made public announcement.

ii.	The Tender Offer Report Form and accompanying documents of this Tender Offer comply with Article 9(I) of the Tender Offer Regulations and other applicable provisions:

1.	According to Article 9(I), (II), and (III), and Item 2 of Article 9(IV) of the Tender Offer Regulations and the template of the Tender Offer Report Form (for Purchase of the Securities of a Public Company) published by the Securities and Futures Bureau of FSC ("SFB"), the Tender Offer Report Form and accompanying documents which a bidder shall file with the FSC include: (1) the Tender Offer Report Form, (2) the Tender Offer Prospectus, (3) the Tender Offer Mandate Agreement entered into between the bidder and the tender offer agent, (4) the Power of Attorney in favor of the bidder's designated representative for litigious and non-litigious matters if the bidder does not maintain any domicile or business place in the Republic of China (R.O.C.), (5) a lawyer's legal opinion, (6) the proof that the bidder has the ability to pay the tender offer consideration (where the tender offer consideration is to be paid in cash, the proof may be a written confirmation that the bidder has the ability to pay the tender offer consideration, issued by a financial adviser with the qualification of a securities underwriter or by a CPA that conducts the business of auditing and attesting the financial reports of public companies, after such adviser or CPA has gained a full understanding of the bidder and taken reasonable steps to evaluate the bidder's sources of funds), (7) the proof that the bidder has made public announcement at the MOPS, (8) the original of the minutes of the meeting of the board of the directors, an independent expert's fairness opinion and other relevant documents, included in the Tender Offer Prospectus, and (9) other accompanying documents required by the FSC. The Reviewed Tender Offer Report Form and Accompanying Documents include the above-mentioned items (1) to (3) and items (6) and (7), and the above-mentioned items (5) (i.e., the original of this legal opinion), (8) and (9) are to be submitted to the FSC when AUO reports this Tender offer to the FSC. In addition, the above-mentioned item (4) does not apply to this Tender Offer. Therefore, the Tender Offer Report Form and accompanying documents of this Tender Offer comply with Article 9(I) of the Tender Offer Regulations and other applicable provisions.

2.	Regarding the Tender Offer Prospectus and the Tender Offer Report Form of this Tender Offer:

(1)	Article 43-4(I) of the SEA prescribes, "The bidder, unless buying back its shares pursuant to Article 28-2 of the SEA, shall deliver the Tender Offer Prospectus to the offeree upon the offeree's request or upon the offeree's deposit of the securities with the tender offer agent." In addition, Article 43-4(II) of the SEA provides, "The items to be published in the Tender Offer Prospectus referred to in the preceding paragraph shall be prescribed by the competent authorities." The FSC promulgated the Regulations Governing Information to be Published in Public Tender Offer Prospectus ("Tender Offer Prospectus Regulations"). Article 4 of the Tender Offer Prospectus Regulations provides, "The Tender Offer Prospectus shall include the following information: (1) basic information of the tender offer, (2) tender offer conditions, (3) type(s) and source(s) of the tender offer consideration, (4) the risks associated with tendering, (5) procedures to be followed after expiration of the period of tender offer, (6) the bidder's shareholdings in the target company, (7) the circumstances of any other purchases and sales by the bidder of shares in the target company, (8) the bidder's business plan for the target company, (9) the resolution to initiate the tender offer, and a fairness opinion, (10) matters of special note, and (11) explanation of any other material information."

(2)	Based on our review, the Tender Offer Report Form of this Tender Offer is compiled in accordance with the template of the Tender Offer Report Form (for Purchase of the Securities of a Public Company) published by the SFB, and complies with the template of the Tender Offer Prospectus published by the SFB and includes all items as specified in the Tender Offer Prospectus Regulations.

(3)	Given the above, the Tender Offer Report Form and the Tender Offer Prospectus of this Tender Offer prepared by AUO comply with SFB's requirements and the Tender Offer Prospectus Regulations.

3.	Regarding the Confirmation Letter that confirms the bidder has the ability to pay the consideration for this Tender Offer:

(1)	Article 9(III) and (IV) of the Tender Offer Regulations prescribe, "The bidder shall provide proof that it has the ability to pay the tender offer consideration. If the tender offer consideration is to be paid in cash, the proof under the preceding paragraph shall include one of the items in the following subparagraphs: (1) a performance guarantee issued by a financial institution to the tender offer agent designated as the beneficiary and authorized to demand at its sole discretion the exercise of the performance guarantee and to instruct the allocation of funds for the purpose of payment of the consideration, or (2) written confirmation that the bidder has the ability to pay the tender offer consideration, issued by a financial adviser with the qualification of a securities underwriter or by a CPA that conducts the business of auditing and attesting the financial reports of public companies, after such adviser or CPA has gained a full understanding of the bidder and taken reasonable steps to evaluate the bidder's sources of funds."

(2)	According to the Confirmation Letter that confirms AUO has the financial ability to pay the consideration for this Tender Offer issued by WeTec, AUO remitted the consideration of this Tender Offer in the amount of NT$3,719,203,089 to KGI’s bank account designated for the tender offer (account name: KGI’s designated bank account for tender offer (KGI bank, Zhongshan branch), account number: 00001118616000) on February 6, 2020. We have reviewed the original of the Confirmation Letter and conclude that it complies with the above-mentioned provisions.

4.	Regarding the Tender Offer Mandate Agreement entered into between the bidder and the tender offer agent of this Tender Offer:

(1)	Article 15 (I) to (III) of the Tender Offer Regulations prescribe, "A bidder shall appoint a tender offer agent that is permitted by law to handle shareholder services for others, to be responsible for the accepting offeree's deposit of securities, the delivery of Tender Offer Prospectus, and the receipt and payment of the tender offer funds, securities, etc. A tender offer agent shall set up a segregated account for the receipt and payment of funds or securities under the preceding paragraph, and shall perform its fiduciary duties faithfully and with due care. The tender offer agent shall meet the qualifications and requirements as specified in the Regulations Governing the Administration of Shareholder Services of Public Companies, and shall not have received any official reprimand or more severe disciplinary action by the FSC in connection with tender offer business within the most recent year. This restriction does not apply, however, if concrete steps have been taken to correct the infraction and the FSC has recognized the improvement."

(2)	AUO has appointed KGI to handle the above-mentioned matters for this Tender Offer and, according to the KGI Declaration, KGI meets the qualifications and requirements specified in the Tender Offer Regulations. Therefore, AUO has complied with the above-mentioned provisions.

5.	Given the above, the Tender Offer Report Form and accompanying documents of this Tender Offer comply with Article 9(I) of the Tender Offer Regulations and other applicable provisions.

iii.	The Approval by the Investment Commission of MOEA ("IC") is not required for this Tender Offer:

The Bidder, AUO, is a company incorporated under Taiwan laws. Also, according to the AUO Declaration, to the extent that AUO may acknowledge, no single foreigner holds more than one-third of the total issued shares of AUO. As such, there is no requirement to file with IC for this Tender Offer in accordance with the Statute for Investment by Foreign Nationals.

iv.	The Fair Trade Commission ("FTC")'s clearance is not required for this Tender Offer:

1.	Article 10 of the Fair Trade Act ("FTA") prescribes, "The term 'combination' as used in this Act means any of the following situations: (1) where an enterprise merges with another enterprise, (2) where an enterprise holds or acquires the shares or capital contributions of another enterprise to an extent of one-third of the total voting shares or total capital of such other enterprise, (3) where an enterprise is assigned by or leases from another enterprise the whole or the substantial part of the business or assets of such other enterprise, (4) where an enterprise operates jointly with another enterprise on a regular basis or is entrusted by another enterprise to operate the latter's business; or (5) where an enterprise directly or indirectly controls the business operation or the appointment or removal of personnel of another enterprise. In computing the shares or capital contributions referred to in subparagraph 2 of the preceding paragraph, the shares or capital contributions held or acquired by an enterprise that is controlled by, controlling, or affiliated with the acquiring enterprise, and by an enterprise where both it and the acquiring enterprise are controlled by the same enterprise or enterprises shall be included."

2.	With respect to the above Item (5) "where an enterprise directly or indirectly controls the business operation or the appointment or discharge of personnel of another enterprise," according to the Letter of FTC dated November 30, 1992 (reference no. Gong-Yi-Zi-04799), regarding controlling another enterprise, the content of control includes business operations and personnel appointments and removals. The ability to control one of the foregoing items would constitute the control under Item (5) of Article 6(I) of the FTA (i.e., current Item (5) of Article 10(I) of the FTA). With respect to business operation, the control mainly reflects the ability to decide business characterization, counterparty of purchase and sales, and terms of transactions; with respect to personnel appointments and removals, then it reflects in the ability to appoint and remove the management at or above the manager level. It is not necessary to reach full-scale control to constitute the control. Rather, a general control that may affect important business decisions or success of another enterprise would constitute the control. Further, according to the Letter of FTC dated October 8, 1996 (reference no. Gong-Yi-Zi-8503794-002), if an enterprise obtains operation management of another enterprise by proxy solicitation, and then obtains seats on a board of directors exceeding more than half of the directors and has direct or indirect control over the business operation or personnel appointments and removals of another enterprise, or obtains voting rights via proxy solicitation exceeding one-third of the total shares with voting rights, such act would constitute the combination under Item (2) or (5) of Article 6(I) of the FTA (i.e., current Item (2) or (5) of Article 10 (I) of the FTA).

3.	AUO contemplates to acquire aggregate 65,249,177 in ADLINK via this Tender Offer, accounting for 30% of the total issued common shares of ADLINK. Further, according to the AUO Declaration, upon commencing this Tender Offer, AUO and its affiliates do not hold any shares in ADLINK. Thus, upon completion of this Tender Offer, the ADLINK shares acquired by AUO would be less than one third of the total voting shares of ADLINK. Given the above, this Tender Offer does not constitute the combination "where an enterprise holds or acquires the shares or capital contributions of another enterprise to an extent of one-third of the total voting shares or total capital of such other enterprise" as provided under Item (2) of the Article 10(I) of the FTA.

4.	This Tender Offer does not meet the "where an enterprise directly or indirectly controls the business operation or the appointment or removal of personnel of another enterprise" as provided under Item (5) of Article 10(I) of the FTA for the following reasons:

(1)	According to the AUO Declaration, the purpose of acquisition of shares in ADLINK via this Tender Offer is to build a strategic partnership, as agreed with ADLINK, in order to co-develop the industrial and commercial AIoT ecosystem. Along with such cooperation, AUO and ADLINK will continue to maintain their independent operation decisions, including, without limitation, the counterparty and terms of its purchase and sales, and the appointment and removal of its management personnel.

(2)	According to the Tender Offer Prospectus of this Tender Offer, AUO and the Chairman of ADLINK, Mr. Jim Liu, have entered into a shareholders’ agreement, pursuant to which Mr. Liu agrees, after the completion of this Tender Offer, to support and cause at least one director candidate(s) nominated by AUO to be elected as non-independent director of ADLINK. In this regard, according to the AUO Declaration, AUO plans to nominate one non-independent director, and thus expects to obtain one seat of directors of ADLINK. Article 17 of the latest Articles of Incorporation of ADLINK, dated June 19, 2019, provides that the board of directors of the company (i.e., ADLINK) shall consist of 5 to 9 directors, including not less than 2 independent directors, and the seats of independent directors shall comprise not less than one-fifth of the directors’ seats. As such, even if AUO obtains 1 seat in the board of directors of ALINK, this does not exceed half of the board of directors of ADLINK. When the directors of ADLINK vote on business operations or personal appointment/removal proposals in the board meetings, AUO has no ability to control the voting results.

(3)	According to the AUO Declaration, except for the above shareholders’ agreement, there are no other arrangements or agreements related to substantial control over the appointment of seats in the board of directors of ADLINK or the operation decisions.

5.	This Tender Offer does not represent a case where an enterprise merges with another enterprise, where an enterprise is assigned by or leases from another enterprise the whole or the substantial part of the business or assets of such other enterprise, or where an enterprise operates jointly with another enterprise on a regular basis or is entrusted by another enterprise to operate the latter's business, as respectively provided under Items (1), (3) and (4) of Article 10(I) of the FTA.

6.	Given the above, this Tender Offer does not constitute any type of combination as provided in Article 10(I) of the FTA, and thus is not subject to merger control filing with FTC.

V.	This opinion is prepared for AUO for this Tender Offer and has no effect on any other third party or other purpose beyond the applicable regulations specified herein. In addition, this opinion is issued for the benefits of AUO. Except for filing to the competent authorities and making public announcement, without our prior written consent, no person may refer to this legal opinion or cite any or all of the contents herein by any means.

Lee and Li, Attorneys-at-Law Bo-Sen Von

(2)	The Company has retained the CPA, Ming-Yang, Lai of WeTec International CPAs, to issue a confirmation letter proving the Company’s financial ability to pay the tender offer consideration.

Confirmation of the Bidder’s Ability to Pay the Tender Offer Consideration

The bidder, AU Optronics Corp. (“Bidder”) plans to acquire 65,249,177 shares of the outstanding common shares of ADLINK Technology Inc. (“Target Company”) by means of tender offer (this "Tender Offer"), wherein a total cash consideration of NT$3,719,203,089 shall be paid.

On February 6, 2020, the Bidder has remitted all consideration of this Tender Offer, NT$3,719,203,089, to the bank account opened by the tender offer agent for this Tender Offer (Bank account name: KGI Securities Co., Ltd. Tender Offer bank account (KGI Bank, Zhongshan Branch); Account number: 00001118616000).

According to the evidence obtained and the procedure implemented in accordance with Item 2 of Article 9(IV) and Article 9(V) of the Regulations Governing Public Tender Offers for Securities of Public Companies and the Self-regulatory Codes for Accountant to Issue the Confirmation of the Bidder's Ability to Perform the Payment of the Consideration of the Tender Offer, I, as an accountant, have reasonably confirmed that the Bidder has the ability to pay the cash consideration for this Tender Offer on the date of the issuing of this confirmation.

WeTec International CPAs Accountant: Ming-Yang, Lai February 6, 2020

 Item 2

AU Optronics Corp.

February 6, 2020

English Language Summary

Subject: Announcing that the aggregate consideration for the tender offer of ADLINK has been deposited into the mandated institution's segregated account

Regulation: Published pursuant to Article 4-38 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events: 2020/02/06

Contents:

1.	Date of occurrence of the event: 2020/02/06

2.	Cause:

The Company has deposited the aggregate tender offer consideration into the designated segregated account of mandated institution, KGI Securities Co., Ltd., as established with KGI Bank, Zhongshan Branch (account name: 凱基證券公司公開收購專戶, account number: 0000-11-1861600-0) on 6 February, 2020. Thus, this public announcement is hereby made pursuant to Subparagraph 3, Paragraph 2, Article 19 of the Regulations Governing Public Tender Offers for Securities of Public Companies.

3.	Countermeasures:

Within five business days (including the fifth business day) after the Completion Date (if extended, the completion date of the extended tender offer period), if all the conditions of the tender offer are satisfied and the tender offer is not suspended upon approval of competent authorities, the consideration of the tender offer will be paid by the Tender Offer Agent, KGI Securities.

4.	Any other matters provided by the Securities and Futures Bureau, Financial Supervisory Commission: None

 Item 3

(Translation, for reference only)

TENDER OFFER PROSPECTUS

1.	Bidder: AU Optronics Corp. (“Bidder”)

  Representative: Shuang-Lang (Paul) Peng (affix representative’s seal or signature here)

2.	Target Company: ADLINK Technology Inc. (“Target Company”)

3.	Type of securities to be acquired: Common shares (“Common Shares”) of the Target Company. The offerees (“Offerees”) shall hold full ownership of the shares to be tendered. The shares to be tendered shall be free of any pledges, provisional remedial proceedings (such as provisional attachment and preliminary injunction) or enforcement proceedings, and other transfer restrictions. If the shares tendered are subject to any provisional remedial proceedings (such as provisional attachment and provisional injunction) or enforcement proceedings, or any transfer restrictions, such shares shall not be deemed to have been tendered or be included in the number of tendered shares, notwithstanding that such shares have been deposited into the tender offer account of the appointed institution. The shares that were purchased by margin shall be settled before they can be tendered. The shares to be tendered shall be deposited into the Taiwan Depository & Clearing Corporation (“TDCC”). A tender of physical share certificates will not be accepted. Offerees who hold the physical share certificates should bring the certificates and their authorized chop specimen to the share agency of the Target Company and deposit such certificates into their central depository accounts before tendering. To avoid the circumstance where the Offeree receives insufficient consideration for paying the securities transaction tax, handling charges of TDCC and securities broker, bank remittance fees, postage or other related expenses, tenders of less than 2 shares will not be accepted.

4.	Number of securities to be acquired: 65,249,177 shares (“Offer Cap”), representing 30.0% of the total issued and outstanding share capital of the Target Company (equal to 217,497,257 shares including 14,707,559 shares of private placements) (“Total Amount of Shares”) as shown in the system of commercial and industry registration profile of the Department of Commerce, the Ministry of Economic Affairs (last updated on November 19, 2019) (65,249,177 shares/ 217,497,257 shares ≒ 30.0%). If the shares effectively tendered do not reach the aforesaid number but reach 10,874,863 shares (representing 5% of the total issued and outstanding shares, the “Minimum Shares”), the Minimum Shares condition of this tender offer (“ROC Offer”) will notwithstanding be satisfied. Under the circumstance that all the conditions of this ROC Offer are satisfied (including the number of the shares to be effectively tendered has reached the Minimum Shares) and this ROC Offer is not legally suspended, the Bidder will acquire the shares at the maximum of the Offer Cap; if the total number of shares tendered exceeds the Offer Cap, the Bidder will purchase shares from all the Offerees of Common Shares at a pro-rated percentage of shares based on the calculation method described herein.

5.	Consideration of tender offer: The tender offer consideration for each Common Share of the Target Company is NT$57 in cash. Offerees shall be responsible for their own securities transaction tax, income tax (if applicable), handling charges of the TDCC and securities brokers, bank remittance fees, postage for registered mail, and all other necessary and reasonable fees and taxation payable for paying the tender offer consideration. Among such fees, the handling charges of TDCC and securities brokers are calculated separately according to the number of deposit applications made by the Offeree. In addition, Offerees who apply for deposits through a custodian bank are not subject to the handling charges of securities brokers. If there are any additional fees, the Bidder will, in accordance with applicable law, make a public announcement disclosing such additional fees. When paying consideration to the Offeree, the Bidder will deduct the foregoing relevant fees and taxes, excluding income tax, and such amount shall be rounded to the nearest whole number in New Taiwan Dollars.

6.	Tender offer period: From February 7, 2020 (“Commencement Date”) to March 12, 2020 (“Completion Date”). The tender accepting period is 9:00 a.m. to 3:30 p.m. (Taiwan time) each business day during the tender offer period. Please note that the Bidder may file a registration statement with the Financial Supervisory Commission (“FSC”) according to law and make an announcement to extend the tender offer period, provided however that such extension period(s) shall not exceed a total of 50 days.

7.	If any information contained in this prospectus is false or intentionally omitted, the Bidder and any other person who has signed this prospectus shall be liable therefor.

8.	The Offerees should read the prospectus carefully and should pay special attention to the risk(s) associated with the tender (please refer to page 8 of the prospectus).

9.	URL of the website for reviewing the prospectus: http://www.kgieworld.com.tw (the website of the tender offer agent, KGI Securities (“KGI Securities”) or Market Observation Post System: http://mops.twse.com.tw.

Date of prospectus: February 6, 2020

(Translation, for reference only)

NOTES TO SHAREHOLDERS FOR TENDER OFFER

1.	Tender offer period: The tender offer period of this ROC Offer starts from 9:00 a.m. on February 7, 2020 (“Commencement Date”) and ends at 3:30 p.m. on March 12, 2020 (Taiwan time) (“Completion Date”). The tender accepting period is 9:00 a.m. to 3:30 p.m. (Taiwan time) each business day during the tender offer period. Please note that the Bidder may file a registration statement with the FSC according to law and make an announcement to extend the tender offer period, provided however that such extension period(s) shall not exceed a total of 50 days.

2.	Tender offer consideration: The tender offer consideration for each Common Share of the Target Company is NT$57 in cash. Offerees shall be responsible for their own securities transaction tax, income tax (if applicable), handling charges of TDCC and securities brokers, bank remittance fees, postage for registered mail, and all the other necessary and reasonable fees and taxation payable for paying the tender offer consideration. Among such fees, the handling charges of TDCC and securities brokers are calculated separately according to the number of deposit applications made by the Offeree. In addition, Offerees who apply for deposits through a custodian bank are not subject to the handling charges of securities brokers. If there are any additional fees, the Bidder will, in accordance with applicable law, make a public announcement disclosing such additional fees. When paying consideration to the Offeree, the Bidder will deduct the foregoing relevant fees and taxes, excluding income tax, and such amount shall be rounded to the nearest whole number in New Taiwan Dollars.

3.	Tender Offer Agent of this ROC Offer: KGI Securities Co., Ltd. (“KGI Securities”)

4.	The amount of tender and acquisition restriction: 65,249,177 Common Shares of the Target Company. The Offerees shall hold full ownership of the shares. The shares to be tendered shall be free of any pledges, provisional remedial proceedings (such as provisional attachment and preliminary injunction) or enforcement proceedings, and other transfer restrictions. If the shares tendered are subject to any provisional remedial proceedings (such as provisional attachment and preliminary injunction) or enforcement proceedings, or any transfer restrictions, such shares shall not be deemed to have been tendered or be included in the number of tendered shares, notwithstanding that such shares have been deposited into the tender offer account of the appointed institution. The shares that were purchased by margin shall be settled before they can be tendered. The shares to be tendered shall be deposited into the TDCC. A tender of physical share certificates will not be accepted. Offerees who hold the physical share certificates should bring the certificates and their authorized chop specimen to the share agency of the Target Company and deposit such certificates into their central depository accounts before tendering. To avoid the circumstance where the Offeree receives insufficient consideration for paying the securities transaction tax, handling charges of TDCC and securities brokers, bank remittance fees, postage or other related expenses, tenders of less than 2 shares will not be accepted.

5.	This ROC Offer is based on the principle of “one person with one centralized securities depository account;” that is, if the same person has two or more securities depository accounts, only one account should be selected to participate in the tender, otherwise such person will not be considered. If the Offeree holds the securities issued by the Target Company at the accounts of two or more securities firms or custodian banks at the same time, and the Offeree first participates in the tender with only one of the accounts, and if he or she wants to participate in the tender with another account, the Offeree should transfer the securities to be deposited to the first account before participating in the tender again, or should withdraw the securities that had been deposited in the first account, and then participate in the tender with the second account. However, exclusions apply to domestic legal entities and situations set out in Items 1 to 3 and Item 5 of Article 75-6 (I) of the Operating Rules of the Taiwan Stock Exchange Corporation (Items 1 to 3 and Item 5 of Article 45-4 (I) of the Taipei Exchange Rules Governing Securities Trading on the TPEx) where business premises may open two or more trading accounts at one specific physical securities broker (i.e., discretionary investment accounts, overseas foreign institutional investor accounts, Mainland Area institutional investor accounts, trust accounts).

6.	Location for tendering the shares:

(1)	If the Offerees have deposited shares of the Target Company with the central depository, the Offerees shall tender the shares by presenting to the securities brokers the passbooks of their central depository accounts and the authorized chop specimen.

(2)	For the Offerees who hold share certificates of the Target Company, they shall bring the share certificates of the Target Company and the authorized chop specimen to the share agency of the Target Company to deposit such shares into their central depository accounts before tendering.

7.	The Offeree should read this prospectus in detail and fully understand the risks involved before deciding whether to tender. When the Offeree tenders, he/she is deemed to have agreed that TDCC and the Bidder may provide KGI with the Offeree's name, address, personal ID number, GUI number and other information, for notifications or other matters related to this ROC Offer.

8.	Tender offer hotline: (02)2389-2999. Please contact the Tender Offer Agent, KGI Securities.

(Translation, for reference only)

INDEX

I. BASIC INFORMATION OF THIS ROC OFFER	1
1. Basic information of the Bidder	1
2. Name, address, telephone number of the Tender Offer Agent and the scope of its mandate	2
3. Name, address, telephone number of the legal counsel and the scope of its mandate	2
4. Name, address, telephone number of the CPA and the scope of its mandate	2
5. Name, address, telephone number of the financial advisor and the scope of its mandate: None	2
6. Name, address, telephone number of the financial institution and the scope of its mandate: None	2
7. Name, address, telephone number of other appointed experts and the scope of their mandates: None	2
II. TERMS AND CONDITIONS OF THIS ROC OFFER	3
III. TYPE(S) OF CONSIDERATION AND FUNDING SOURCE FOR THIS ROC OFFER	6
1. Cash consideration:	6
2. The securities, as defined in Article 8 Item 1 of the Regulations Governing Public Tender Offer for Securities of Public Companies, are offered as consideration of the tender offer: Not applicable.	7
3. The securities, as defined in Article 8 Item 2 of the Regulations Governing Public Tender Offer for Securities of Public Companies, are offered as consideration of the tender offer: Not applicable.	7
IV. RISKS ASSOCIATED WITH PARTICIPATION IN THIS ROC OFFER:	8
V. POST TENDER OFFER MATTERS:	10
1. Method of payment of consideration by the Bidder:	10
2. Handling method of securities settlement by the Offerees:	10
3. Method to return securities tendered but not acquired by the Bidder:	11
4. Handling method when the consideration of this ROC Offer is raised by new shares or corporate bonds but such shares or corporate bonds are not issued as scheduled:	11
VI. STATUS OF THE BIDDER'S SHAREHOLDING IN THE TARGET COMPANY:	12
1. The shareholding status of the Bidder (including its affiliates) and its directors and supervisors in the Target Company as of the filing date and the relevant transaction record during the six-month period prior to the filing date:	12
2. If the Bidder or its shareholders act as the director or supervisor or shareholder holding more than 10% of total issued and outstanding shares in the Target Company, the name and the shareholding status of such shareholder: Not applicable.	12
VII. THE FOLLOWING MATTERS SHOULD BE INCLUDED IN THE STATUS OF THE PURCHASE/SALE OF THE SHARES OF THE TARGET COMPANY BY THE BIDDER:	13
1. If the Bidder and its affiliates engaged in any buying or selling of shares of the Target Company with the following individuals within 2 years prior to the filing of this ROC Offer, please provide the date, counterparty, price and number of shares bought or sold:	13
2. If the Bidder and its affiliates entered into any agreements or arrangements relating to this ROC Offer with the aforementioned individuals within 2 years prior to the filing of this ROC Offer, please provide the content of the material agreement or arrangement:	13
3. If the Bidder and its affiliates entered into any agreements or arrangements relating to this ROC Offer with the specific shareholders of the Target Company within 2 years prior to the filing of this ROC Offer, please provide the content of the material agreement or arrangement, including whether it involves participation in investments or other matters relating to the Bidder and its affiliates:	13
VIII. THE FOLLOWING MATTERS SHOULD BE INCLUDED IN THE OPERATION PLAN OF THE BIDDER FOR THE TARGET COMPANY:	14
1. Purpose and plan to acquire the shares of the Target Company:	14
2. Plans for the following to occur to the Target Company after completion of this ROC Offer:	14
3. Plans and content of such plans for the following personnel changes of the Target Company after completion of this ROC Offer:	15
4. Aside from this ROC Offer, other plans for merger and acquisition, or purchase or disposal of securities or material assets of the Target Company within one year after the Completion Date of the tender offer period:	15
5. The Bidder plans to cause the Target Company to become delisted following completion of this ROC Offer:	15
IX. RESOLUTION OF THE BIDDER AND FAIRNESS OPINION	16
X. SPECIFIC MATTERS WHICH SHOULD BE INCLUDED IN THIS PROSPECTUS	19
1. Attorney's legal opinion. (Please refer to Annex 3).	19
2. An evidentiary document proving that the Bidder has the financial ability to pay the consideration of this ROC Offer, as prescribed under Article 9(III) of the Regulations Governing Public Tender Offers for Securities of Public Companies (Please refer to the Annex 4).	19
3. Evaluation reports or opinions issued by other experts:	19
XI. OTHER MATERIAL INFORMATION AND RELEVANT EXPLANATION:	20

(Translation, for reference only)

Annex:

1.	BOARD MEETING MINUTES OF THE BIDDER

2.	FAIRNESS OPINION ON THE TENDER OFFER CONSIDERATION

3.	ATTORNEY’S LEGAL OPINION

4.	AN EVIDENTIARY DOCUMENT PROVING THAT THE BIDDER HAS THE FINANCIAL ABILITY TO PAY THE CONSIDERATIONOF THIS ROC OFFER, AS PRESCRIBED UNDER ARTICLE 9(III) OF THE REGULATIONS GOVERNING PUBLIC TENDER OFFER FOR SECURITIES OF PUBLIC COMPANIES

5.	LETTER OF COMMITMENT FOR PAYMENT

6.	SHAREHOLDERS’ AGREEMENT SIGNED BY THE BIDDER AND THE CHAIRMAN OF TARGET COMPANY (MR. JIM LIU)

(Translation, for reference only)

I.	BASIC INFORMATION OF THIS ROC OFFER

1.       Basic information of the Bidder

(1)	If the Bidder is a natural person, the name(s) and occupation(s) of the Bidder, spouse, and his/her underage children: Not applicable.

(2)	If the Bidder is a company, the basic information is as follows:

Name of Company: AU Optronics Corp.	Responsible Person: Shuang-Lang (Paul) Peng
Website: http://www.auo.com

Main Business Items:

CC01080 Electronic Parts and Components Manufacturing
F119010 Wholesale of Electronic Materials (Outside Zone Operations)
CC01030 Electric Appliance and Audiovisual Electric Products Manufacturing
CC01010 Electric Power Supply, Electric Transmission and Power Distribution Machinery Manufacturing
CC01090 Batteries Manufacturing
IG03010 Energy Technical Services
C801990 Other Chemical Materials Manufacturing
CA02990 Other Fabricated Metal Products Manufacturing Not Elsewhere Classified

Research, development, production, manufacture and sale of the following products:

1.       Plasma Display Panel and its system

2.       Liquid Crystal Display and its system

3.       Organic Light Emitting Display and its system

4.       Amorphous Silicon Photoelectric Sensor Components

5.       Thin-film Diode Photoelectric Sensor Components

6.       Thin-film Transistor Photoelectric Sensor Components

7.       Contact Image Sensor

8.       Color Active Matrix Flat Panel Display

9.       Field Emission Display

10.     Monocrystalline Silicon LCD Display

11.     Foundry and Flat Panel Display Modules for Amorphous Silicon Thin Film Transistors

12.     Design and Manufacturing Business of Flat Panel Display Products Commissioned by Original Manufacturer

13.     Solar Cells, Modules, Related Systems and Services

14.     New Clean Energy Related Systems and Services (Outside Zone Operations)

15.     Color Filters

16.     Trading Business Related to the Company's Business

17.     Recycle Metals, Derived Fuels and Chemicals Recycled from the Company's Manufacturing Processes

Status of Shareholdings of Directors, Supervisors and Major Shareholders (Dated as of February 6, 2020)
Title	Name	Number of Shares Held	Percentage of Shareholding (%)
Chairman	Shuang-Lang (Paul) Peng	5,630,551	0.06
Director	Kuen-Yao (K.Y.) Lee	10,512,153	0.11
Director	BenQ Foundation	100,000	0.001
	Legal Representative: Peter Chen	0	－
Director	AUO Foundation	312,000	0.003
	Legal Representative: Frank Ko	0	－
Independent Director	Mei-Yueh Ho	0	－
Independent Director	Yen-Hsueh Su	0	－
Independent Director	Chin-Bing (Philip) Peng	96,670	0.001
Independent Director	Yen-Shiang Shih	0	－
Independent Director	Jang-Lin (John) Chen	0	－

(Translation, for reference only)

2.	Name, address, telephone number of the Tender Offer Agent and the scope of its mandate

Name	KGI Securities Co., Ltd.
Address	No. 700, Mingshui Rd., Taipei, Taiwan
Telephone Number	(02) 2389-2999
Scope of Mandate

1.       Accept and return the deposit of securities of this ROC Offer from and to the Offerees.

2.       In charge of the distribution of the prospectus.

3.       In charge of receiving the securities tendered and payment of consideration for this ROC Offer.

4.       In charge of issuing the securities transaction tax form of this ROC Offer, and payment of the securities transaction tax on behalf of the Offerees.

5.       In charge of the settlement of the share certificates and the consideration payment.

6.       In charge of other matters related to the aforementioned stock affairs and matters required by the law.

3.	Name, address, telephone number of the legal counsel and the scope of its mandate

Name	Bo-Sen Von, Lee and Li, Attorneys-at-Law
Address	8F., No. 555, Sec. 4, Zhongxiao E. Rd., Taipei, Taiwan
Telephone Number	02-2763-8000
Scope of Mandate	Issue a legal opinion pursuant to Article 9(II) of the Regulations Governing Public Tender Offers for Securities of Public Companies.

4.	Name, address, telephone number of the CPA and the scope of its mandate

Name	Ji-Sheng Qiu, Crowe (TW) CPAs
Address	10F, No. 369, Fuxing N. Rd., SongShan Dist., Taipei, Taiwan
Telephone Number	02-8770-5181
Scope of Mandate	Issue a fairness opinion issued by an independent expert pursuant to Article 13 of the Regulations Governing Information to be Published in Public Tender Offer Prospectus.

Name	Ming-Yang, Lai, WeTec International CPAs
Address	11F-6, No. 142, Sec. 3, Minquan E. Rd., Songshan Dist., Taipei City 105, Taiwan
Telephone Number	02-8770-5181
Scope of Mandate

With full knowledge and application of reasonable procedure to assess the funding source, a confirmation letter proving the Bidder’s financial ability to pay the tender offer consideration to be issued pursuant to Article 9(III) of the Regulations Governing Public Tender Offers for Securities of Public Companies.

5.	Name, address, telephone number of the financial advisor and the scope of its mandate: None

6.	Name, address, telephone number of the financial institution and the scope of its mandate: None

7.	Name, address, telephone number of other appointed experts and the scope of their mandates: None

(Translation, for reference only)

II.       TERMS AND CONDITIONS OF THIS ROC OFFER

1. Tender offer period:

From February 7, 2020 (“Commencement Date”) to March 12, 2020 (“Completion Date”), the period for accepting applications from Offerees is 9:00 a.m. to 3:30 p.m. (Taiwan time) each business day during the tender offer period. Please note that the Bidder may file a registration statement with the FSC according to law and make an announcement to extend the tender offer period, provided however that such extension period(s) shall not exceed a total of 50 days.

2. Minimum and maximum number of securities to be acquired:

65,249,177 shares (“Offer Cap”), representing 30.0% of the total issued and outstanding share capital of the Target Company (equal to 217,497,257 shares including 14,707,559 shares of private placements) (“Total Amount of Shares”) as shown in the system of commercial and industry registration profile of the Department of Commerce, the Ministry of Economic Affairs (last updated on November 19, 2019) (65,249,177 shares/ 217,497,257 shares ≒ 30.0%). If the shares effectively tendered do not reach the aforesaid number but reach 10,874,863 shares (representing 5% of the total issued and outstanding shares, the “Minimum Shares”), the Minimum Shares condition of this tender offer (“ROC Offer”) will notwithstanding be satisfied. Under the circumstance that all the conditions of this ROC Offer are satisfied (including the number of the shares to be effectively tendered has reached the Minimum Shares) and this ROC Offer is not legally suspended, the Bidder will acquire the shares at the maximum of the Offer Cap; if the total number of shares tendered exceeds the Offer Cap, the Bidder will purchase shares from all the Offerees of Common Shares at a pro-rated percentage of shares based on the calculation method described herein.

3. Consideration for this ROC Offer:

The tender offer consideration for each Common Share of the Target Company is NT$57 in cash. Offerees shall be responsible for their own securities transaction tax, income tax (if applicable), handling charges of the TDCC and securities brokers, bank remittance fees, postage for registered mail, and all the other necessary and reasonable fees and taxation payable for paying the tender offer consideration. Among such fees, the handling charges of TDCC and securities brokers are calculated separately according to the number of deposit applications made by the Offeree. In addition, Offerees who apply for deposits through a custodian bank are not subject to the handling charges of securities brokers. If there are any additional fees, the Bidder will, in accordance with applicable law, make a public announcement disclosing such additional fees. When paying consideration to the Offeree, the Bidder will deduct the foregoing relevant fees and taxes, excluding income tax, and such amount shall be rounded to the nearest whole number in New Taiwan Dollars.

The examples of the tender offer consideration and transaction costs are as follows:

(1). If a shareholder tenders in a sale of 1,000 shares through a securities broker, on the basis that the tender offer consideration for each Common Share is NT$ 57, the total tender offer consideration is NT$57,000.

【Shareholders, whose stocks are deposited, tendering to deposit and to sell one time】

Transaction costs: Securities transaction tax of NT$ 171 (57,000 x 0.3% = NT$ 171 (unconditionally rounded to the nearest whole number in NT$), handling fee for the TDCC of NT$20, handling fee for securities broker of NT$20, remittance fee of NT$10, a total of NT$221.

The amount of net consideration received by such Offeree = NT$57,000 - NT$221 = NT$56,779.

【Shareholders, whose stocks are deposited, tendering to deposit and to sell two times】

Transaction costs: Securities transaction tax of NT$171 (57,000 x 0.3% = NT$ 171 (unconditionally rounded to the nearest whole number in NT$), handling fee for the TDCC of NT$40 (20 x 2 = NT$40), handling fee for securities broker of NT$40 (20 x 2 = NT$40), remittance fee of NT$10, a total of NT$56,739.

The amount of net consideration received by such Offeree = NT$57,000 - NT$261 = NT$56,739.

(2). If a shareholder tenders in a sale of 1,000 shares through a custodian bank, on the basis that the tender offer consideration for each Common Share is NT$57, the total tender offer consideration is NT$57,000.

【Shareholders, whose stocks are deposited, tendering to deposit and to sell one time】

Transaction costs: Securities transaction tax of NT$171 (57,000 x 0.3% = NT$ 171 (unconditionally rounded to the nearest whole number in NT$), handling fee for the TDCC of NT$20, remittance fees of NT$10, a total of NT$201.

The amount of net consideration received by such Offeree = NT$57,000 - NT$201 = NT$56,799.

【Shareholders, whose stocks are deposited, tendering to deposit and to sell two times】

Transaction costs: Securities transaction tax of NT$ 171 (57,000 x 0.3% = NT$171 (unconditionally rounded to the nearest whole number in NT$), handling fee for the TDCC of NT$40 (20 x 2 = NT$40), remittance fee of NT$10, a total of NT$221.

The amount of net consideration received by such Offeree = NT$57,000 - NT$221 = NT$56,779.

4. Is any approval of, or registration with the FSC or other competent authority required? If so, has the Bidder received the approval or has the registration taken effect?

In accordance with Article 43-1(II) of the Securities and Exchange Act and Article 7(I) of the Regulations Governing Public Tender Offers for Securities of Public Companies, this ROC Offer shall be filed with the FSC for registration and publicly announced. The Bidder made public announcement in accordance with the aforementioned rules on February 5, 2020, and filed the registration with the FSC on February 6, 2020.

5. Except those circumstances set forth in Article 19(VI) of the Regulations Governing Public Tender Offers for Securities of Public Companies, the Offeree is prohibited from rescinding the tender after the Bidder has made a public announcement upon the satisfaction of the conditions of this ROC Offer. The Article 19 (VI) of the Regulations Governing Public Tender Offers for Securities of Public Companies is as follows:

(1) A circumstance set out in Article 7 (II) of the Regulations Governing Public Tender Offers for Securities of Public Companies (i.e., For any competitive public tender offer for securities issued by the Target Company).

(2) The Bidder has submitted a regulatory filing with the FSC and made a public announcement of an extension of the public tender offer period pursuant to Article 18 (II) of the Regulations Governing Public Tender Offers for Securities of Public Companies.

(3) The tender may be rescinded under any other laws.

6. Other important matters:

(1) If the Offerees have deposited shares of the Target Company into the central depository, the Offerees shall tender the shares by presenting to the securities brokers the passbooks of their central depository accounts and the authorized chop specimen. When the Offerees tender, they are deemed to have agreed that TDCC and the Bidder may provide KGI with the Offeree's name, address, personal ID number, GUI number and other information, for notifications or other matters related to this ROC Offer.

(2) The Offerees shall hold full ownership of the shares to be tendered. The shares to be tendered shall be free of any pledges, provisional remedial proceedings (such as provisional attachment and provisional injunction) or enforcement proceedings, and other transfer restrictions. If the shares tendered are subject to any provisional remedial proceedings (such as provisional attachment and provisional injunction) or enforcement proceedings, or any transfer restrictions, such shares shall not be deemed to have been tendered or be included in the number of tendered shares, notwithstanding that such shares have been deposited into the tender offer account of the appointed institution.

(3) Under the circumstance that all the conditions of this ROC Offer are satisfied, and this ROC Offer is not legally suspended, if the total number of shares tendered exceeds the Offer Cap, the Bidder will purchase shares from all the Offerees of Common Shares at a pro-rated percentage of shares based on the calculation method described as follows: if the shares tendered by any shareholder are between 2 and 1,000 shares, all of the tendered shares will be purchased; if the tendered shares are more than 1,000 shares, the Bidder undertakes to purchase 1,000 shares. In addition, the remaining shares of the Offerees who offer to sell more than 1,000 shares will be purchased on a pro-rata basis in multiples of 1,000 shares; and the further remaining shares will be purchased on a random basis by the Bidder until the Offer Cap is reached.

(4) The shares to be tendered shall be deposited into the TDCC. A tender of physical share certificates will not be accepted. Offerees who hold the physical share certificates should bring the certificates and their authorized chop specimen to the share agency of the Target Company and deposit such certificates into their central depository accounts before tendering.

(Translation, for reference only)

(5) This ROC Offer is based on the principle of “one person with one centralized securities depository account;” that is, if the same person has two or more securities depository accounts, only one account should be selected to participate in the tender, otherwise such person will not be considered. If the Offeree holds the securities issued by the Target Company at the accounts of two or more securities firms or custodian banks at the same time, and the Offeree first participates in the tender with only one of the accounts, and if he or she wants to participate in the tender with another account, the Offeree should transfer the securities to be deposited to the first account before participating in the tender again, or should withdraw the securities that had been deposited in the first account, and then participate in the tender with the second account. However, exclusions apply to domestic legal entities and situations set out in Items 1 to 3 and Item 5 of Article 75-6 (I) of the Operating Rules of the Taiwan Stock Exchange Corporation (Items 1 to 3 and Item 5 of Article 45-4 (I) of the Taipei Exchange Rules Governing Securities Trading on the TPEx) where business premises may open two or more trading accounts at one specific physical securities broker (i.e., discretionary investment accounts, overseas foreign institutional investor accounts, Mainland Area institutional investor accounts, trust accounts).

(6) Upon the approval of the competent authorities, the Bidder may suspend this ROC Offer if the Target Company undergoes any significant change or event in its financial condition or business operations (including, but not limited to, false statements or concealments in the financial reports or other business documents filed or announced by the Target Company), or the Bidder enters into bankruptcy or is reorganized due to court ruling, or other specified circumstances for the suspension of this ROC Offer are satisfied.

(7) The Offerees should understand that the completion of this ROC Offer depends on whether relevant conditions are met, including, but not limited to, the number of shares tendered, whether the Target Company has any significant change in its financial condition or business operations, whether the consent, approval, order, or permit from competent authorities or required filings are obtained or completed in a timely manner, and other matters not attributable to the Bidder. If all the conditions of this ROC Offer cannot be met before the completion of the tender offer period, or this ROC Offer is rejected or prohibited from being consummated, or the approval of the ROC Offer is revoked by the FSC or other competent authorities according to relevant laws and regulations, thereby resulting in the failure of this ROC Offer, the Offerees shall bear the risk of the failure of this ROC Offer and the market price fluctuation.

(8) The Bidder has remitted the tender offer consideration in the total amount of NT$3,719,203 (in 1,000's) to the tender offer account of the appointed institution, KGI Securities, on February 6, 2020. Under the circumstance where all the conditions of this ROC Offer are satisfied, the consideration of this ROC Offer will be paid by KGI Securities to the bank accounts of the Offerees provided by the TDCC through bank remittance within five business days (including the fifth business day) after the Completion Date (if extended, the completion date of the extended tender offer period). If the remittance cannot be completed due to the incorrect information of the Offeree’s bank account or other reasons, on the next business day after the failure of the remittance being confirmed, a check (crossed, non-endorsable and non-negotiable) will be mailed to the Offeree's address provided by the Offeree or the TDCC. The amount of the remittance or the check is the amount of the consideration of shares tendered less securities transaction tax, bank remittance fees, postage, handling charges of TDCC/securities broker and other related expenses; and such amount shall be rounded to the nearest whole number in New Taiwan Dollars.

(9) If necessary, the Bidder may extend the tender offer period by filing a report with the FSC and making a public announcement regarding such extension before the expiration of the original tender offer period.

(10) Please refer to this prospectus for other important terms and conditions.

(Translation, for reference only)

III.	TYPE(S) OF CONSIDERATION AND FUNDING SOURCE FOR THIS ROC OFFER

The consideration for this ROC Offer is NT$57 per share in cash.

1.	Cash consideration:

Details of self-own funds

Explanations of details of self-own funds:

Total funds required to pay cash considerations for this ROC Offer is approx. NT$3,719,203 (in 1,000's), the entirety of which will be provided by the Bidder from its self-own funds.

Is this transaction a multi-level structured acquisition?

□s th □ Contents of the plan:

(1) Investment shareholding:

(2) Background of investors at each tier (including information regarding shareholders and directors, capitals of the companies, and the identities of the ultimate providers of the funds):

(3) Specific sources and details of the funds:

(4) Plans relating to the funds arrangements:

☑  No

If the Bidder is a company and will pay the consideration with its self-own funds, please provide the analysis based on the financial reports for the most recent two years prior to this ROC Offer announcement:

Total funds required to pay cash considerations for this ROC Offer is approx. NT$3,719,203 (in 1,000's), the entirety of which will be provided by the Bidder from its self-own funds.

The following is the analysis on the Bidder’s solvency, cash flow and profitability based on the audited financial reports for the most recent two years prior to the announcement of this ROC Offer: Unit: %

Source: Provided by Bidder

1.       Solvency: The current ratios of the Bidder in years 2017, 2018 and 2019 Q1-Q3 are 168.0%, 115.60% and 156.00%, respectively; and the quick ratios are 142.30%, 94.30% and 126.50%. The changes of the current ratios and quick ratios from 2017, 2018 to 2019 Q1-Q3 occurred, because, according to the Bidder's consolidated statement, the changes in accounts receivables and inventory under current assets, and the changes in current portion of long- term loans payable under current liabilities is subject to the changes in operational needs from time to time.

2.       Profitability: The annual return on assets of the Bidder in 2017, 2018 and 2019 Q1-Q3 are 7.50%, 2.04% and (3.40)% respectively; the return on equity is 14.20%, 3.60% and (8.00)%; the operation income to paid-in capital is 45.00%, 6.90 % and (19.30)%; the income before tax to paid-in Capital is 40.90%, 11.70% and (16.50) %; the net profit margins are 8.90%, 2.60% and (6.00) %; and the earnings per share is NT$ 3.36, NT$ 1.06 and NT$ (1.08).

3.       The cash flow ratios of the Bidder in 2017, 2018 and 2019 Q1-Q3 are 78.70%, 31.20% and (15.60)%, respectively; the net cash flow adequacy ratios are 160.60%, 136.20% and (104.70)%; and the cash re-investment ratios are 7.30%, 2.40% and 0.60%.

In sum, except for the solvency, the changes in the profitability and cash flow of the Bidder in the past two years are attributable to the decrease in profit from 2017 to 2018 and 2019 Q1-Q3, and such changes remain reasonable without major irregularities.

With respect to this ROC Offer, the Bidder has remitted the total amount of the tender offer cash consideration to the tender offer account of the appointed institution before the Completion Date and the Bidder has retained the CPA, Ming-Yang, Lai of WeTec International CPAs, to issue a confirmation letter proving the Bidder’s financial ability to pay the tender offer consideration. (Please refer to Annex 4 of this prospectus.) Therefore, this ROC Offer is not likely to fail to be completed due to shortage of cash flow.

☑         The Bidder issues a letter of commitment for payment of tender offer consideration:

Please refer to Annex 5 of this prospectus for details.

□         All agreements or agreed documents of the funding arrangement, together with the announcement of this ROC Offer: Not applicable.

(Translation, for reference only)

Financing plan

Source of funds:

Not applicable. The total funds required to pay cash considerations for this ROC Offer are approx. NT$3,719,203 (in 1,000's), and the entirety of which will be provided by the Bidder from its self-own funds.

Borrower: Not applicable Lender: Not applicable
Collateral: Not applicable

Whether assets or equity of the Target Company or surviving company after merger are used as collateral for the Bidder’s financing repayment plan:

□ Yes – details of the arrangement, and the evaluation of impact on the soundness of the financial condition or business operations of the Target Company or surviving company after merger:

□ No – Assets or equity of the Target Company or surviving company after merger are not used as collateral for the Bidder's financing repayment plan.

■ Not applicable.

2.	The securities, as defined in Article 8 Item 1 of the Regulations Governing Public Tender Offer for Securities of Public Companies, are offered as consideration of the tender offer: Not applicable.

3.	The securities, as defined in Article 8 Item 2 of the Regulations Governing Public Tender Offer for Securities of Public Companies, are offered as consideration of the tender offer: Not applicable.

(Translation, for reference only)

IV.	RISKS ASSOCIATED WITH PARTICIPATION IN THIS ROC OFFER:

1.	Risks of participating in this ROC Offer

1)	The Target Company undergoes any significant changes in its financial condition or business operations, or the Bidder enters into bankruptcy or is reorganized due to court ruling, or other specified circumstances for the suspension of this ROC Offer are satisfied.

Following the commencement of this ROC Offer, if any of the events under Items 1 to 3 of Article 43-5(I) of the Securities and Exchange Act occurs, including: the Target Company undergoes significant changes in its financial condition or business operations (including, but not limited to, false statements or concealments in the financial reports or other business documents filed or announced by the Target Company), the Bidder enters into bankruptcy or is reorganized due to court ruling, or other specified circumstances for the suspension of this ROC Offer are satisfied, after the approval of the competent authority, the Bidder may suspend this ROC Offer. Under such circumstances, the Offerees shall bear the risk of failure of this ROC Offer as well as the risk of market price fluctuation.

2)	Approval of or filing with the FSC or other competent authorities:

In accordance with Article 43-1(II) of the Securities and Exchange Act and Article 7(I) of the Regulations Governing Public Tender Offers for Securities of Public Companies, this ROC Offer shall first be publicly announced and filed with the FSC for registration. The Bidder has made public announcement in accordance with the aforementioned laws on February 5, 2020, and filed with the FSC for registration on February 6, 2020.

3)	Resubmitting filing and announcement:

According to Article 43-5(II) of the Securities and Exchange Act and Article 9(VIII) of the Regulations Governing Public Tender Offer for Securities of Public Companies, there is risk that, if necessary, the FSC may order the Bidder to amend the filing and resubmit the filing and announcement of this ROC Offer.

4)	In times of natural disasters or emergencies:

According to Article 7-1(II) of the Regulations Governing Public Tender Offer for Securities of Public Companies, the Bidder may not change the time, manner, or location for payment of tender offer consideration as specified in this prospectus, provided that this restriction does not apply in the event of a natural disaster or emergency. The occurrence and cessation of an above-mentioned event shall be determined and announced by the relevant competent authorities pursuant to relevant laws and regulations. The Offeree shall bear this risk on his/her own.

5)	Securities as the consideration for tender offer:

Not applicable. The consideration for this ROC Offer is entirely in cash. Therefore, there is no risk of failure or delay of this ROC Offer due to failure to promptly issue securities.

6)	The risk during the period when the Bidder extends the tender offer and the accompanying postponement of the Offeree's receipt of the consideration:

According to Article 18(II) of the Regulations Governing Public Tender Offer for Securities of Public Companies, if an event provided under Article 7(II) occurs or for other justifiable reasons, the Bidder may report to the FSC and make a public announcement of an extension of the tender offer period. However, the extension period(s) shall not exceed a total of 50 days. If there is an extension of the tender offer period according to said Regulations, the Offeree shall bear the risk of market price fluctuation caused by the postponement in receiving consideration.

7)	Following satisfaction of conditions for this ROC Offer and announcement by the Bidder:

Upon the satisfaction of conditions for this ROC Offer and announcement by the Bidder, except for the occurrence of events stipulated under Article 19(VI) of the Regulations Governing Public Tender Offers for Securities of Public Companies, even if the market price is higher than the tender offer price, the Offeree may not rescind the tender and shall bear such risk.

8)	Number of shares tendered does not reach the Minimum Shares:

On the Completion Date, if the number of shares tendered is below the Minimum Shares, then there is risk that this ROC Offer will not be completed.

In addition, if the shares tendered by an Offeree are subject to any provisional remedial proceedings (such as provisional attachment and preliminary injunction) or enforcement proceedings, or other transfer restrictions, such shares shall not be deemed to have been tendered or be included in the number of tendered shares, notwithstanding that such shares have been deposited into the tender offer account of the appointed institution. If the foregoing results in the number of shares tendered not reaching the Minimum Shares, then there is risk that this ROC Offer will not be completed.

9)	Number of shares tendered exceeds the Offer Cap:

If the total number of shares tendered exceeds the Offer Cap, the Bidder will purchase shares from all the Offerees of Common Shares at a pro-rated percentage of shares based on the calculation method described as follows: if the shares tendered by any shareholder are between 2 and 1,000 shares, all of the tendered shares will be purchased; if the tendered shares are more than 1,000 shares, the Bidder undertakes to purchase 1,000 shares. In addition, the remaining shares of the Offerees who offer to sell more than 1,000 shares will be purchased on a pro-rata basis in multiples of 1,000 shares; and the further remaining shares will be purchased on a random basis by the Bidder until the Offer Cap is reached. Therefore, there may be a risk that the tendered shares will not be fully purchased.

10)	The Offerees should understand that the completion of this ROC Offer depends on whether relevant conditions are met, including, but not limited to, whether the number of shares tendered reaches the Minimum Shares, whether the Target Company undergoes any significant changes in financial condition or business operations, and other matters not attributable to the Bidder. If all the conditions of this ROC Offer cannot be met in full, or this ROC Offer is rejected or prohibited from being consummated, or the approval of the ROC Offer is revoked by the FSC or other competent authorities, thereby resulting in failure of this ROC Offer, the Offerees shall bear the risk of failure of this ROC Offer as well as the risk of market price fluctuation.

11)	The Offerees shall hold full ownership of the shares, and the shares tendered shall be free of any pledges, provisional remedial proceedings (such as provisional attachment and preliminary injunction) or enforcement proceedings, and other transfer restrictions; otherwise, such shares shall not be deemed to have been tendered or be included in the number of tendered shares. The shares that were purchased by margin shall be settled before they can be tendered.

12)	Other material risks which the Bidder is aware of that may have impact on the tender process:

None. However, the Offeree is still advised to read in detail of this prospectus before tender.

2.	The following is an explanation of tax burdens of shareholders who choose to participate in this ROC Offer:

The shareholders shall pay securities transaction tax at 0.3% of the actual transaction price. If the Shareholder is a corporate entity operating business within the ROC or a corporate entity operating business outside the ROC but with its fixed place of business and business agent within the ROC, according to the Income Basic Tax Act, the securities transaction income from the sale of shares must be included in basic income and calculations for basic operating income tax. The deduction is NT$ 0.5 million, and the tax rate is 12%. According to Article 7(III) of the Income Basic Tax Act, if the shares have been held for more than 3 years, only one-half of the income should be added into the current year’s income derived from securities transactions in calculating the income tax.

The above explanation of tax burdens is for reference and does not constitute tax advice or an opinion on the tax burdens. Shareholders should consult with tax professionals based on their individual investment situation regarding potential tax burdens related to participating in this ROC Offer.

3.	Certain shareholders may face other risks. Shareholders should consult with professional counsel for advice relating to specific situations.

(Translation, for reference only)

V.	POST TENDER OFFER MATTERS:

1.	Method of payment of consideration by the Bidder:

Time	Within five business days (including the fifth business day) after the Completion Date (if extended, the completion date of the extended tender offer period), if all the conditions of this ROC Offer are satisfied, the consideration of this ROC Offer will be paid by the Tender Offer Agent, KGI Securities. [Please refer to the Note below.]
Method

Under the circumstance where all the conditions of this ROC Offer are satisfied, the consideration of this ROC Offer will be paid by KGI Securities to the bank accounts of the Offerees provided by the TDCC through bank remittance within five business days (including the fifth business day) after the Completion Date (if extended, the completion date of the extended tender offer period). If the remittance cannot be completed due to the incorrect information of the Offeree’s bank account or other reasons, on the next business day after the failure of the remittance is confirmed, a check (crossed, non-endorsable and non-negotiable) will be mailed to the Offeree’s address provided by the Offeree or the TDCC. The amount of the remittance or the check is the amount of the consideration of shares tendered less securities transaction tax, bank remittance fees, postage, handling charges of TDCC/securities broker and other related expenses; and such amount shall be rounded to the nearest whole number in New Taiwan Dollars.

To avoid the circumstance where the Offeree receives insufficient consideration for paying the securities transaction tax, handling charges of TDCC and securities brokers, bank remittance fees, postage or other related expenses, tenders of less than 2 shares will not be accepted.

Location	The Tender Offer Agent, KGI Securities, shall remit the consideration for this ROC Offer to the Offeree’s central depository account, or mail a check to the Offeree’s address provided by the TDCC.
When the securities tendered are foreign securities	Payment method for such securities: Not applicable.
Method for buying/selling of such securities by the Offeree: Not applicable.

Note: Should any force majeure including the natural disasters or bank system malfunction occurs, KGI Securities may pay the tender offer consideration after the force majeure has ceased.

2.	Handling method of securities settlement by the Offerees:

Time	Under the circumstance where all the conditions of this ROC Offer are satisfied, KGI Securities will transfer the shares to the Bidder within 5 business days (including the 5th business day) after the Completion Date (if extended, the completion date of the extended period).
Method	If the shares tendered have been remitted to the tender offer account of KGI Securities, such shares shall be transferred from the KGI Securities’ tender offer account (account no.: (9203)059600-8) to the Bidder’s central depository account by book entry.
Location	KGI Securities Co., Ltd. Address: No. 700, Mingshui Road, Taipei, Taiwan R.O.C.

Note: Should any force majeure including the natural disasters or bank system malfunction occurs, KGI Securities may transfer the shares after the force majeure has ceased.

3.	Method to return securities tendered but not acquired by the Bidder:

Handling method if number of securities tendered does not reach the Minimum Shares:	Time
Within 1 business day after the Completion Date (if extended, the completion date of the extended period). [Please refer to the Note below.]
Method
If this ROC Offer does not reach the Minimum Shares or is lawfully suspended after the approval by the competent authority, the offer to all the Offerees shall be rescinded, and the shares tendered shall be transferred from KGI Securities’ tender offer account (account no.: (9203)059600-8) back to the Offerees’ central depository accounts by book entry.
Location
KGI Securities Co., Ltd. Address: No. 700, Mingshui Rd., Taipei City, Taiwan.
Handling method for the Bidder to return excess securities tendered but not acquired if number of securities tendered exceeds the Offer Cap	Time
Within 1 business day after the Completion Date (if extended, the completion date of the extended period). [Please refer to the Note below.]
Method

The Bidder's Offer Cap is 65,249,177 shares, representing 30.0% (65,249,177 shares/217,497,257 shares≒30.0%) of the total issued and outstanding share capital of the Target Company (equal to 217,497,257 shares including 14,707,559 shares of private placements) as shown in the system of commercial and industry registration profile of the Department of Commerce, the Ministry of Economic Affairs (last updated on November 19, 2019). Under the circumstance that all the conditions of this ROC Offer are satisfied (including the number of the shares to be effectively tendered has reached the Minimum Shares) and this ROC Offer is not legally suspended, the Bidder will purchase shares from all the Offerees until the Offer Cap is reached. If the total number of shares tendered exceeds the Offer Cap, the Bidder will purchase shares from all the Offerees of Common Shares at a pro-rated percentage of shares based on the calculation method described as follows:

If the shares tendered by any shareholder are between 2 and 1,000 shares, all of the tendered shares will be purchased; if the tendered shares are more than 1,000 shares, the Bidder undertakes to purchase 1,000 shares. In addition, the remaining shares of the Offerees who offer to sell more than 1,000 shares will be purchased on a pro-rata basis in multiples of 1,000 shares; and the further remaining shares will be purchased on a random basis by the Bidder until the Offer Cap is reached. Therefore, there may be a risk that the tendered shares will not be fully purchased.

The shares in excess of the Offer Cap shall be transferred from KGI Securities’ tender offer account (account no.: (9203)059600-8) back to each Offerees’ central depository accounts by book entry.

The calculation of the pro-rated percentage is as follow:

  Number of Offer Cap – Number of Shares Undertaken to be Purchased

----------------------------------------------------------------------------------------------------------

Number of Shares Tendered – Number of Shares Undertaken to be Purchased

Location
KGI Securities Co., Ltd. Address: No. 700, Mingshui Rd., Taipei City, Taiwan.

Note: Should any force majeure including the natural disasters or bank system malfunction occurs, KGI Securities may act after the force majeure has ceased.

4.	Handling method when the consideration of this ROC Offer is raised by new shares or corporate bonds but such shares or corporate bonds are not issued as scheduled:

Not applicable. The consideration of this ROC offer is entirely in cash.

(Translation, for reference only)

VI.	STATUS OF THE BIDDER'S SHAREHOLDING IN THE TARGET COMPANY:

1.	The shareholding status of the Bidder (including its affiliates) and its directors and supervisors in the Target Company as of the filing date and the relevant transaction record during the six-month period prior to the filing date:

(1)	Bidder (including its affiliates): Not applicable. The Bidder (including its affiliates) did not hold any share of the Target Company when it filed this ROC Offer, nor did it trade any shares of the Target Company during the six-month period prior to the filing date.

(2)	Bidder's directors and supervisor: Not applicable. The Bidder's directors did not hold any share of the Target Company when the Bidder filed this ROC Offer, nor did they trade any shares of the Target Company during the six-month period prior to the filing date.

2.	If the Bidder or its shareholders act as the director or supervisor or shareholder holding more than 10% of total issued and outstanding shares in the Target Company, the name and the shareholding status of such shareholder: Not applicable.

(Translation, for reference only)

VII.	THE FOLLOWING MATTERS SHOULD BE INCLUDED IN THE STATUS OF THE PURCHASE/SALE OF THE SHARES OF THE TARGET COMPANY BY THE BIDDER:

1.	If the Bidder and its affiliates engaged in any buying or selling of shares of the Target Company with the following individuals within 2 years prior to the filing of this ROC Offer, please provide the date, counterparty, price and number of shares bought or sold:

Within 2 years prior to the ROC Offer, none of the Bidder or its affiliates have engaged in the transfer of shares of the Target Company with the directors, supervisors, managers, or shareholders holding more than 10% of all the issued and outstanding shares of the Target Company.

2.	If the Bidder and its affiliates entered into any agreements or arrangements relating to this ROC Offer with the aforementioned individuals within 2 years prior to the filing of this ROC Offer, please provide the content of the material agreement or arrangement:

Position/Identity	The content of the material agreement or arrangement
1.Directors	The Bidder signed a Shareholders’ Agreement with Mr. Liu, the chairman of the Target Company. Mr. Liu agreed to support and cause the election of at least 1 non-independent director among the director candidates nominated or designated by the Bidder after the completion of this ROC Offer. Please refer to Annex 6 for details.
2.Supervisors	Not applicable. (There is no supervisor in the Target Company.)
3.Managers	None.
4. Shareholders holding more than 10%	None.
5. Related Parties	None.
6. Specific Shareholders	None.

In order to protect the personal information of the party who signed the Shareholders’ Agreement, his personal information such as ID numbers, household addresses and others will not be disclosed.

Except for the Shareholders’ Agreement, within 2 years prior to the filing of this ROC Offer, the Bidder did not enter into any agreements or arrangements relating to this ROC Offer with the directors, supervisors, managers, shareholders holding more than 10% of all the issued and outstanding shares, related parties or specific shareholders of the Target Company.

3.	If the Bidder and its affiliates entered into any agreements or arrangements relating to this ROC Offer with the specific shareholders of the Target Company within 2 years prior to the filing of this ROC Offer, please provide the content of the material agreement or arrangement, including whether it involves participation in investments or other matters relating to the Bidder and its affiliates:

Except for the Shareholders’ Agreement stated in this prospectus, the Bidder and its affiliates did not enter into any agreements or arrangements relating to this ROC Offer with the specific shareholders of the Target Company.

(Translation, for reference only)

VIII.	THE FOLLOWING MATTERS SHOULD BE INCLUDED IN THE OPERATION PLAN OF THE BIDDER FOR THE TARGET COMPANY:

1.	Purpose and plan to acquire the shares of the Target Company:

■Continue operating the business of the Target Company, and content of the plan: The Bidder, as a leading panel manufacturer in industrial and commercial applications, has large and complete industrial and commercial customers all over the world. In order to satisfy the customers' needs for one-stop shop in recent years, the bidder actively promotes value extension strategies and hopes to gradually transform into an AIoT solution provider with panels as its core component. The Target Company, as a global leader in edge computing, has demonstrated the competitiveness of leading-edge computing products and solutions in many vertical industrial and commercial applications. On the basis of the existing industrial computer, the Target Company proposed a scalable software and hardware platform integration solution to meet customers' needs for artificial intelligence applications. The establishment of a strategic partnership between the Bidder and the Target Company is expected to achieve complementary advantages, and hopes to jointly satisfy the need for digital transformation from automation to intelligence for customers in multiple fields. Therefore, the Bidder plans to acquire the shares of the Target Company via this ROC Offer.

□Within one year of obtaining securities of the Target Company, plan to transfer such securities to others, and content of the plan:

Not applicable. The Bidder does not have any plan to transfer to third parties the Common Shares of the Target Company acquired through this ROC Offer within one year of the acquisition.

2.	Plans for the following to occur to the Target Company after completion of this ROC Offer:

Dissolution	■ No □ Yes The Bidder does not have any specific plans to cause the dissolution of the Target Company after completion of this ROC Offer as of the date of this prospectus.
Delisting	■No □Yes - Content of the plan The Bidder does not have any specific plan to delist the Target Company after completion of this ROC offer as of the date of this prospectus.
Reorganization	■ No □Yes - Content of the plan The Bidder does not have any plan to reorganize the Target Company after completion of this ROC offer as of the date of this prospectus.
Change of Capital	■ No □Yes - Content of the plan The Bidder does not have any plan to change the capital of the Target Company after completion of this ROC offer as of the date of this prospectus.
Change of Business Plan

■ No

□Yes - Content of the plan

As of the date of this prospectus, the Bidder does not have any plan to change the business plan of the Target Company. The Bidder and the Target Company will maintain the current status in which both companies operate independently after completion of this ROC Offer.

Change of Financial Status	■ No □Yes - Content of the plan The Bidder does not have any plan to change the financial status of the Target Company after completion of this ROC offer as of the date of this prospectus.
Change of Production	■ No □Yes - Content of the plan The Bidder does not have any plan to change the production of the Target Company after completion of this ROC Offer as of the date of this prospectus.
Other Material Issues Affecting the Rights and Interests of the Target Company’s Shareholders

■ No

□Yes - Content of the plan

Unless otherwise specified in this prospectus, the Bidder does not have any plan which will cause any material issues affecting the rights and interests of the Target Company’s shareholders as of the date of this prospectus.

(Translation, for reference only)

3.	Plans and content of such plans for the following personnel changes of the Target Company after completion of this ROC Offer:

Directors

Position Change: □Yes ■No

If any director of the Target Company tenders more than one-half of the Target Company's shares being held by him/her at the time he/she was elected, he/she shall, ipso facto, be discharged from the directorship when this ROC Offer is completed in accordance with Article 197(I) of the Company Act. Whether the Target Company should convene a shareholders' meeting to by-elect director(s) depends on the number of shares sold by such director(s).

The Target Company shall convene a shareholders' meeting to re-elect directors. The Bidder may be elected or support others to be elected as directors of the Target Company.

Supervisors	Position Change: □Yes ■No Not applicable. There is no supervisor in the Target Company.
Managers

□ Retirement, Severance

□Position Change

■Other:

As of the date of this prospectus, the Bidder does not have any plan to cause the retirement, severance, or adjustment of the positions of the Target Company's managers after completion of this ROC offer.

Employees

□ Retirement, Severance

□ Position Change

■ Other:

As of the date of this prospectus, the Bidder does not have any plan to cause the retirement, severance, or adjustment of the positions of the Target Company's employees after completion of this ROC offer.

4.	Aside from this ROC Offer, other plans for merger and acquisition, or purchase or disposal of securities or material assets of the Target Company within one year after the Completion Date of the tender offer period:

■ No

□ Yes

The Bidder does not have any other plan for merger and acquisition or disposal of securities or material assets of the Target Company within one year after the Completion Date of the tender offer period.

5.	The Bidder plans to cause the Target Company to become delisted following completion of this ROC Offer:

Not applicable.

(Translation, for reference only)

IX.	RESOLUTION OF THE BIDDER AND FAIRNESS OPINION

1. The minutes of board meeting where it was resolved to initiate the tender offer: Please refer to Annex 1.
2. The fairness opinion issued by an independent expert on the reasonableness of the tender offer consideration: Please refer to Annex 2.
Calculation of the cash consideration	Reasonableness of share exchange ratio	Reasonableness of other properties
After considering the quantitative financial data and objective market data, and based on the market approach, and the price-book ratio approach, and price-earnings ratio approach under the comparable companies approach, and also taking into account the premium rate in the tender offer cases, the reasonable range of the Target Company's per-share value is between NT$54.72 and 62.69. Therefore, since the Bidder intends to purchase the common shares of the Target Company via the Tender Offer at a consideration of NT$57 per share, which is within the range of the per-share value assessed above, the Tender Offer price is fair and reasonable.	Not applicable.	Not applicable.

The methods, principles, or calculations adopted for determination of the tender offer price, and comparison among the internationally commonly used market-value method, cost method, and discounted cash flow method.

(1) Explanation on the methods adopted for evaluating the value of shares of the Target Company

Based on the scholars' perspectives and theories, the following three valuation approaches are commonly used when evaluating a company's value:

I.        Market Approach: This includes market value analysis, comparable company analysis and comparable transaction analysis. This approach analyzes a company's value by comparing the financial ratios of the target company with those of the comparable companies, or the market multiples with those of comparable transactions. Subsequently, analysis and calculation of the target company's recent operating performance correspond to market value according to the adjustments of the target company as a result of the discrepancy between the target company and the comparable companies or comparable transactions.

II.       Income Approach: For example, cash flow analysis may be used to convert the target company's future cash flow into corporate value, through the capitalization or discounting process, based on the cash flow generated by the target company's future operation.

III.     Asset Approach: Based on the book value of the target company, the total value of the individual assets and liabilities of the target company is evaluated to reflect the overall value of the target company. When applying this approached, the fair market value of each asset and liability, transaction costs and taxation should also be taken into consideration.

(2) Selection of the methods of evaluation

When evaluating the reasonable stock value of the Target Company, besides reviewing the relevant financial data of the Target Company, to reflect the recent situation of the overall industry, the performance of comparable companies was also taken into consideration in preparing this opinion. Due to the failure to obtain the financial forecast of the Target Company, it is not possible to take the income approach in assessing the corporate value. In addition, considering that the operating model and asset structure of the company are not applicable to the Tender Offer, the Independent Expert chose to use the market approach, and the price-book ratio approach and the price-earnings ratio approach under the comparable companies approach, and also took the non-quantitative adjustment factors into consideration, as the basis for evaluating the fairness of the Tender Offer price for the Bidder to acquire the Target Company's shares by Tender Offer.

Comparison on the financial condition, profit status, and price-to-earnings ratio between the Target Company and those of TWSE- or TPEx-listed companies in the same industry.

As the Target Company is categorized as Computer & Peripheral Equipment-related stock on the TWSE, in consideration of the similarity of industry and product, and for avoidance of influence of company's scale and operating performance, the following 5 companies are selected from the Target Company's industry peers as comparable companies: Posiflex Technology Inc. (TWSE ticker: 8114; hereinafter, "Posiflex"), Ibase Technology Inc. (TWSE ticker: 8050; "Ibase"), Ennoconn Corporation (TWSE ticker: 6414; "Ennoconn"), Advantech Intelligent Services Co., Ltd. (TWSE ticker: 2395; "Advantech") and Flytech Technology Co., Ltd. (TWSE ticker: 6206; "Flytech").

The financial information of the above-mentioned comparable companies is listed below according to the publicly available information from Market Observation Post System (MOPS).

(1) Condensed Consolidated Balance Sheet as of September 30, 2019

Units: 1,000s of New Taiwan Dollars (NT$1,000)

(Translation, for reference only)

(2) Condensed Consolidated Comprehensive Income Statement for the First Three Quarters of 2019 Units: 1,000s of New Taiwan Dollars (NT$1,00

If an appraisal report issued by an appraisal institution is taken into account when determining the tender offer price, please provide the content and conclusion of such appraisal report.	Not applicable.

If assets or equity of the Target Company, or of the surviving company after merger, are used as collateral for the Bidder’s repayment plan, please provide the evaluation of impact on the soundness of the financial condition or business operations of the Target Company or surviving company after merger.

Not applicable.

(Translation, for reference only)

X.	SPECIFIC MATTERS WHICH SHOULD BE INCLUDED IN THIS PROSPECTUS

1.	Attorney's legal opinion. (Please refer to Annex 3).

2.	An evidentiary document proving that the Bidder has the financial ability to pay the consideration of this ROC Offer, as prescribed under Article 9(III) of the Regulations Governing Public Tender Offers for Securities of Public Companies (Please refer to the Annex 4).

3.	Evaluation reports or opinions issued by other experts:

With respect to the Fairness Opinion regarding this ROC Offer issued by an independent expert, please refer to Annex 2.

The experts issuing the above opinions, evidentiary document, or evaluation reports have signed or chopped on this prospectus for the parts they are responsible for pursuant to Article 13-1 of the Regulations Governing Information to be Published in Public Tender Offer Prospectus, as shown in Annexes 2, 3, and 4.

(Translation, for reference only)

XI.	OTHER MATERIAL INFORMATION AND RELEVANT EXPLANATION:

With respect to the Bidder purchasing the Common Shares of the Target Company through the tender offer, below please find the explanation regarding whether this transaction should be filed with the FSC for registration and publicly announced in accordance with Article 43-1(I) of the Securities and Exchange Act, or whether this transaction is for the purpose of merger and acquisition and thus should be reported pursuant to Article 27(XIV) of the Business Mergers and Acquisitions Act.

1.	Article 43-1(I) of the Securities and Exchange Act stipulates that "Where any person individually or jointly with other person(s) acquires more than 10% of the total issued shares of a public company shall report such acquisition to the competent authority and make a public announcement; the same applies when there is any change to the reported matters. Regulations governing the reporting of the number of shares acquired, the purpose and the sources of funds for the acquisition, changes to the reported matters, public announcement, terms, and any other matters, shall be prescribed by the competent authority."

2.	Article 27(XIV) of the Business Mergers and Acquisitions Act stipulates that "For the purpose of the merger and acquisition to acquire more than 10% of the total issued shares of a public company, the acquirer shall report to the competent securities authority regarding the purpose of such merger and acquisition and other matters required for reporting by the competent securities authority within 10 days after the acquisition; if the matters required for reporting are changed, they shall be updated immediately."

3.	The Bidder plans to acquire between 10,874,863 and 65,249,177 shares via this ROC Offer, representing 5.0% to 30.0% of the total issued and outstanding share capital of the Target Company (equal to 217,497,257 shares, including 14,707,559 shares of private placements). Since the purpose of this ROC Offer is to build a strategic partnership between the Bidder and the Target Company, and since the Bidder and the Target Company expect to achieve complementary advantages and hope to jointly satisfy the need for digital transformation from automation to intelligence for customers in multiple fields, and NOT for the purpose of merger and acquisition. After completion of this ROC Offer, the Bidder will file a registration statement with the FSC and make a public disclosure in accordance with Article 6 of the Regulations Governing the Declaration of Acquisition of Shares under Article 43-1(I) of the Securities and Exchange Act.

Annex 1 _ Board Meeting Minutes of the Bidder

(Translation, for reference only)

AU Optronics Corp.

2nd Board Meeting of 2020

Board Meeting Minutes

February 5, 2020

Annex 1 _ Board Meeting Minutes of the Bidder

(Translation, for reference only)

AU Optronics Corp. 2nd Board Meeting of 2020 Board Meeting Minutes

1.	Time: 5.10 p.m. on February 5, 2020

2.	Location: Meeting Room T901 at Hsinchu Headquarter of AU Optronics Corp. (Address: No. 1, Li-Hsin Rd. 2, Hsinchu Science Park, Hsinchu City 30078, Taiwan)

3.	Director in present: Shuang-Lang (Paul) Peng, Kuen-Yao (K.Y.) Lee, Representative of AUO Foundation, Frank Ko, Representative of BenQ Foundation, Peter Chen, Chin-Bing (Philip) Peng (independent director), Mei-Yueh Ho (independent director), Yen-Shiang Shih (independent director), Yen-Hsueh Su (independent director), and Jang-Lin (John) Chen (independent director).

Absent Director: None.

Others in attendance: Jack Chuang (Financial Planning Division)

Benjamin Tseng (Board Secretary)

4.	Chairman: Shuang-Lang(Paul) Peng

Minutes taker: Benjamin Tseng

 1

Annex 1 _ Board Meeting Minutes of the Bidder

(Translation, for reference only)

5.	Report:

[Omitted]

6.	Discussion:

【1st Proposal】

The Company plans to acquire the common shares of ADLINK TECHNOLOGY INC. by tender offer

Explanation:

A.	To enhance the competitiveness, the Company plans to cooperate with ADLINK TECHNOLOGY INC. ("ADLINK" or "Target Company") to establish a strategic partnership for the Industrial and Commercial AIoT Ecosystem. The Company, according to the Regulations Governing Public Tender Offers for Securities of Public Companies and relevant laws, plans to acquire the common shares of ADLINK via tender offer (this "Tender Offer"). The main terms for this Tender Offer are as follows:

a.	The maximum number of shares planned to be acquired:

The amount of common shares planned to be acquired through this Tender Offer is 65,249,177 shares ("Offer Cap") of the common shares, representing 30.0% of the total issued and outstanding share capital of the Target Company (equal to 217,497,257 shares, including 14,707,559 shares of private placement shares) ("Total Share Amount") as shown in the system of commercial and industry registration profile of the Department of Commerce, the Ministry of Economic Affairs (last updated on November 19, 2019). If the shares effectively tendered do not reach the aforesaid number but reach 10,874,863 shares (representing 5.00% of the total issued and outstanding shares, the "Minimum Shares"), the Minimum Shares condition of this tender offer will notwithstanding be satisfied. Under the circumstance that all the conditions of this tender offer are satisfied (including the number of the shares to be effectively tendered has reached the Minimum Shares), the Company will acquire the shares at the maximum of the Offer Cap; if the total amount of the shares tendered exceeds the Offer Cap, the Company will purchase shares from all the Offerees of Common Shares at a pro-rated percentage of shares

 2

Annex 1 _ Board Meeting Minutes of the Bidder

(Translation, for reference only)

based on the calculation method described herein..

b.	The consideration for this Tender Offer:

The tender offer consideration for each common share shall be NT$57 in cash. Pursuant to Article 13 of the Regulations Governing Information to be Published in Public Tender Offer Prospectus, the Company has retained an independent expert to issue the fairness opinion on the consideration for this Tender Offer, attached hereto as Attachment I (i.e., fairness opinion as set forth in Annex 2 to this prospectus). Offerees shall be responsible for their own securities transaction tax, income tax (if applicable), handling charges of the TDCC and securities brokers, bank remittance fees, postage for registered mail, and all other necessary and reasonable fees and taxation payable for paying the tender offer consideration. Among such fees, the handling charges of TDCC and securities brokers are calculated separately according to the number of deposit applications made by the Offeree. In addition, Offerees who apply for deposits through a custodian bank are not subject to the handling charges of securities brokers. If there are any additional fees, the Company will, in accordance with applicable law, make a public announcement disclosing such additional fees. When paying consideration to the Offeree, the Company will deduct the foregoing relevant fees and taxes, excluding income tax, and such amount shall be rounded to the nearest whole number in New Taiwan Dollars.

c.	Period of this Tender Offer:

The period of accepting the application of tendering shall be 9:00 a.m. to 3:30 p.m. (Taiwan time) of each business day during the tender offer period from February 7, 2020 to March 12, 2020 ("Period"). The Company may, according to applicable law, report to the Financial Supervisory Commission ("FSC") and make a public announcement of an extension of the Period, provided that the extended period shall not exceed a total of 50 days.

d.	Any matter that requires the approval by or the filing with the competent authority:

In accordance with Article 43-1(II) of the Securities and Exchange Act and Article 7(I) of the Regulations Governing Public Tender Offers for Securities of Public Companies, this Tender Offer shall be filed with the FSC for registration and publicly announced. If the Company fails to obtain the approval, permission or

 3

Annex 1 _ Board Meeting Minutes of the Bidder

(Translation, for reference only)

effective filing from the competent authorities before the completion of the Period (including the extended period), the Company will not purchase any of the shares tendered.

In addition, since this Tender Offer does not reach the threshold of combination filing under the Fair Trade Act, the Company is not required to make a combination filing to the Fair Trade Commission.

B.	In order to proceed this Tender Offer, it is proposed that the board of directors authorize the chairman to handle all necessary procedures in relation to this Tender Offer and to take necessary actions in representation of the Company, including, but not limited to, preparation and execution of the Public Tender Offer Prospectuses, negotiation, execution and delivery of all relevant documents and agreements, and submission of relevant applications or filings to the competent authorities; and to handle all relevant matters with full authority if this Tender Offer is in need of amendment (including, but not limited to, extension of the period) due to the instruction of the competent authorities, market conditions, changes of the objective environment, insufficient time to obtain the approval, permission or effective filing from the competent authorities, or any other justifiable reason.

C.	Please kindly be reminded that, if any director of the Company also serves as the director of Target Company or holds the shares of Target Company, the relevant rules for avoidance of conflict of interests and explanation of personal interest as stipulated in the Company Act, the Regulations Governing Procedure for Board of Directors Meetings of Public Companies, and Article 9 of the Company's Procedure for Board of Directors Meetings shall be strictly followed.

D.	This proposal was resolved by the audit committee on February 5, 2020.

Resolution:

This Tender Offer was explained in details by the Chief Financial Officer, Benjamin Tseng. After the discussion by the directors in present, this proposal was resolved and approved without any revision thereto. The relevant explanations of this Tender Offer will be provided in the consolidated financial statement and the individual financial statements of 2019.

7.	Extemporary Motions: None

 4

Annex 1 _ Board Meeting Minutes of the Bidder

(Translation, for reference only)

Adjournment

 5

Annex 2 _ Fairness Opinion on the Tender Offer Consideration

(Translation, for reference only)

Tender Offer for Common Shares of ADLINK TECHNOLOGY INC.

by AU Optronics Corp

Fairness Opinion on Tender Offer Price Issued by an Independent Expert

Annex 2 _ Fairness Opinion on the Tender Offer Consideration

(Translation, for reference only)

Tender Offer for Common Shares of ADLINK TECHNOLOGY INC.

by AU Optronics Corp

Fairness Opinion on Tender Offer Price Issued by an Independent Expert

AU Optronics Corp. ("AUO") engaged Ji-Sheng Qiu of Crowe (TW) CPAs ("Independent Expert") to issue a fairness opinion on the tender offer price, in accordance with Article 13 of Regulations Governing Information to be Published in Public Tender Offer Prospectus, for its tender offer to purchase the common shares of a TWSE-listed company, ADLINK TECHNOLOGY INC. (ticker: 6166, "ADLINK" or "Target Company") ("Tender Offer").

The Independent Expert was engaged by AUO to issue the fairness opinion on the Tender Offer price as of the valuation date of January 20, 2020. There will be material changes if the valuation purposes, assumption basis or valuation dates vary.

This opinion only serves as an internal decision-making reference for the board of directors and audit committee of AUO; and this opinion may not be used for any other purposes other than the aforesaid purpose. The Independent Expert does not participate in the Tender Offer and the planning thereof between AUO and ADLINK, and the valuation on the Tender Offer price is provided by the Independent Expert in an impartial and independent manner. The analysis adopted in this opinion focuses on the proposed Tender Offer price, without implementing any verification or comparison procedures, and thus will not reflect any material errors on the information provided by AUO. This opinion is made based on public information and information obtained from AUO, which has been assessed the reasonableness and reliability by the Independent Expert. The Independent Expert does not guarantee that his opinion herein will remain the same if there is any change to the terms and conditions of the Tender Offer or other events which may have impacts on this opinion.

I.	Background of the Target Company

1.	Company Profile

Founded in August, 1995 and listed in November, 2004 on the TWSE, ADLINK is currently active in the manufacturing and sale of the hardware, the software and the applications of industrial PCs. The revenues of the major business divisions of 2018 are as follows:

Annex 2 _ Fairness Opinion on the Tender Offer Consideration

(Translation, for reference only)

Units: 1,000s of New Taiwan Dollars (NT$1,000)

Department	Revenue in Year 2018	Percentage of Total Revenue
IOT Strategic Solutions and Technology Division	2,006,654	19%
Embedded Platform and Module Division	5,676,440	54%
Network Communication and Public Construction Business Division	2,613,370	25%
Others	180,644	2%
Total	10,477,108	100%

Source of Data: 2018 Annual Report of ADLINK

2.	Financial Information

(1)	Condensed Consolidated Balance Sheet

 Units: 1,000s of New Taiwan Dollars (NT$1,000)

Year Item	September 30, 2019	December 31, 2018	December 31, 2017
Current Assets	6,273,425	6,199,027	5,633,199
Non-Current Assets	1,980,591	2,080,245	2,166,470
Total Assets	8,254,016	8,279,272	7,799,669
Current Liabilities	3,499,280	3,410,591	3,083,453
Non-Current Liabilities	150,299	300,195	90,237
Total Liabilities	3,649,579	3,710,786	3,173,690
Issued Capital	2,175,205	2,175,232	2,175,232
Additional Paid-In Capital	1,509,970	1,553,448	1,575,041
Retained Earnings	1,046,538	965,217	1,024,411
Other Equity	(137,895)	(135,895)	(158,501)
Equity Attributed to Owner of the Parent	4,593,818	4,558,002	4,616,183
Non-Controlling Interests	10,619	10,484	9,796
Total Equity	4,604,437	4,568,486	4,625,979
Book Value Per Share (“BPS”)	21.12	20.95	21.22

Source of Data: Market Observation Post System (MOPS)

Annex 2 _ Fairness Opinion on the Tender Offer Consideration

(Translation, for reference only)

(2)	Condensed Consolidated Comprehensive Income Statement

Units: 1,000s of New Taiwan Dollars (NT$1,000)

Year Item	2019 Q1-Q3	2018	2017
Operating Revenue	7,621,234	10,477,108	10,667,894
Operating Cost	4,531,593	6,750,806	6,704,114
Gross Profit	3,089,641	3,726,302	3,963,780
Unrealized Sale Profits (Loss)	171	(565)	310
Gross Profit Revenue (Loss)	3,089,470	3,726,867	3,963,470
Operating Expenses	2,631,103	3,436,990	3,488,484
Operating Income	458,367	289,877	474,986
Non-Operating Income and Expenses	(37,795)	12,152	30,613
Profit before IncomeTax	420,572	302,029	505,599
Income Tax Expense	100,200	57,420	115,384
Profit	320,372	244,609	390,215
Other Comprehensive Income (Net)	(2,297)	20,531	(85,674)
Total Comprehensive Income (Loss)	318,075	265,140	304,541
Profit Attributed to Owner of the Parent	320,596	244,442	388,858
Profit (Loss) Attributed To Non-Controlling Interests	(224)	167	1,357
Total Comprehensive Income Attributed to Owner of the Parent	317,940	264,452	303,584
Total Comprehensive Income Attributed to Non-Controlling Interests	135	688	957
Basic Earnings Per Share ("EPS")	1.47	1.12	1.79

Source of Data: Market Observation Post System (MOPS)

Annex 2 _ Fairness Opinion on the Tender Offer Consideration

(Translation, for reference only)

II.	Valuation Methodology

1.	Explanations on Valuation Approaches

Based on the scholars' perspectives and theories, the following three valuation approaches are commonly used when evaluating a company's value:

(1)	Market Approach: This includes market value analysis, comparable company analysis and comparable transaction analysis. This approach analyzes a company's value by comparing the financial ratios of the target company with those of the comparable companies, or the market multiples with those of comparable transactions. Subsequently, analysis and calculation of the target company's recent operating performance correspond to market value according to the adjustments of the Target Company as a result of the discrepancy between the target company and the comparable companies or comparable transactions.

(2)	Income Approach: For example, cash flow analysis may be used to convert the target company's future cash flow into corporate value, through the capitalization or discounting process, based on the cash flow generated by the Target Company's future operation.

(3)	Asset Approach: Based on the book value of the Target Company, the total value of the individual assets and liabilities of the Target Company is evaluated to reflect the overall value of the target company. When applying this approached, the fair market value of each asset and liability, transaction costs and taxation should also be taken into consideration.

2.	Selection of Comparable Companies in the Same Industry

As ADLINK is categorized as Computer & Peripheral Equipment-related stock on the TWSE, in consideration of the similarity of industry and product, and for avoidance of influence of company's scale and operating performance, the following 5 companies are selected from ADLINK's industry peers as comparable companies: Posiflex Technology Inc. (TWSE ticker: 8114; hereinafter, "Posiflex"), Ibase Technology Inc. (TWSE ticker: 8050; "Ibase"), Ennoconn Corporation (TWSE ticker: 6414; "Ennoconn"), Advantech Intelligent Services Co., Ltd. (TWSE ticker: 2395; "Advantech") and Flytech Technology Co., Ltd. (TWSE ticker: 6206; "Flytech").

The financial information of the above-mentioned comparable companies is listed below according to the publicly available information from Market Observation Post System (MOPS).

Annex 2 _ Fairness Opinion on the Tender Offer Consideration

(Translation, for reference only)

(1)	Condensed Consolidated Balance Sheet as of September 30, 2019

Units: 1,000s of New Taiwan Dollars (NT$1,000)

Company Item	Posiflex	Ibase	Ennoconn	Advantech	Flytech
Current Assets	5,974,751	3,014,192	52,687,598	25,448,221	4,014,712
Non-Current Assets	8,579,282	4,503,137	32,845,256	19,942,374	1,674,751
Total Assets	14,554,033	7,517,329	85,532,854	45,390,595	5,689,463
Current Liabilities	4,826,856	2,138,759	37,984,957	11,711,372	1,020,581
Non-Current Liabilities	6,677,512	106,256	20,029,104	2,707,977	127,611
Total Liabilities	11,504,368	2,245,015	58,014,061	14,419,349	1,148,192
Issued Capital	749,218	1,765,164	835,745	6,999,230	1,430,623
Additional Paid In Capital	729,663	1,763,704	6,339,752	7,401,279	674,247
Retained Earnings	1,469,517	1,600,869	1,779,672	16,913,032	2,190,276
Other Equity	(70,085)	(58,369)	(583,507)	(825,090)	(47,968)
Treasury Shares	-	(153,087)	(235,940)	-	-
Equity Attributable to Owner of the Parent	2,878,313	4,918,281	8,135,722	30,488,451	4,247,178
Non-Controlling Interests	171,352	354,033	19,383,071	482,795	294,093
Total Equity	3,049,665	5,272,314	27,518,793	30,971,246	4,541,271
BPS	38.42	28.38	98.13	43.56	29.69

Annex 2 _ Fairness Opinion on the Tender Offer Consideration

(Translation, for reference only)

(2)	Condensed Consolidated Comprehensive Income Statement for the First Three Quarters of 2019

Units: 1,000s of New Taiwan Dollars (NT$1,000)

Company Item	Posiflex	Ibase	Ennoconn	Advantech	Flytech
Operating Revenue	7,303,330	2,714,026	56,963,557	40,658,886	4,065,452
Operating Cost	4,800,582	2,012,534	43,990,428	24,827,416	2,657,920
Gross Profit	2,502,748	701,492	12,973,129	15,831,470	1,407,532
Unrealized Sale Profits	146	178	-	-	-
Gross Profit Revenue (Loss)	2,502,602	701,314	12,973,129	15,831,470	1,407,532
Operating Expenses	1,773,182	580,584	10,808,016	9,007,877	717,224
Operating Income	729,420	120,730	2,165,113	6,823,593	690,308
Non-Operating Income and Expenses	(144,631)	79,965	343,440	371,523	11,610
Profit before Income Tax	584,789	200,695	2,508,553	7,195,116	701,918
Income Tax Expense	190,763	13,950	524,349	1,505,602	129,155
Profit	394,026	186,745	1,984,204	5,689,514	572,763
Other Comprehensive Income (Net)	16,113	24,308	(129,761)	(46,008)	(7,318)
Total Comprehensive Income	410,139	211,053	1,854,443	5,643,506	565,445
Profit Attributable to Owners of the Parent	371,248	182,919	710,078	5,651,450	578,910

Annex 2 _ Fairness Opinion on the Tender Offer Consideration

(Translation, for reference only)

Company Item	Posiflex	Ibase	Ennoconn	Advantech	Flytech

Profit Attributable to Non-Controlling Interests	22,778	3,826	1,274,126	38,064	(6,147)
Total Comprehensive Income Attributable to Owners of the Parent	393,985	206,204	511,023	5,601,114	571,286
Total Comprehensive Income Attributable to Non-Controlling Interests	16,154	4,849	1,343,420	42,392	(5,841)
EPS	4.96	1.52	8.73	8.08	4.05

3.	The Selection of the Valuation Approaches

When evaluating the reasonable stock value of ADLINK, besides reviewing the relevant financial data of the Target Company, to reflect the recent situation of the overall industry, the performance of comparable companies was also taken into consideration in preparing this opinion. Due to the failure to obtain the financial forecast of the Target Company, it is not possible to take the income approach in assessing the corporate value. In addition, considering that the operating model and asset structure of the company are not applicable to the Tender Offer, the Independent Expert chose to use the market approach, and the price-book ratio approach and the price-earnings ratio approach under the comparable companies approach, and also took the non-quantitative adjustment factors into consideration, as the basis for evaluating the fairness of the Tender Offer price for AUO to acquire ADLINK's shares by Tender Offer.

III.	The Calculation of the Stock Value

1.	Market Approach

Since ADLINK is a TWSE-listed company and has objective transaction prices in the public market, this opinion takes the average closing prices on the last 5, 10, 20, 30, and 60 trading days before January 20, 2020 (inclusive) for reference as the recent transaction prices in calculation of the reasonable stock value of ADLINK as follows:

Annex 2 _ Fairness Opinion on the Tender Offer Consideration

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Units: New Taiwan Dollars (NT$)

Item	Average closing price	Range of theoretical price per share
Last 5 trading days	49.86	47.45 - 49.86
Last 10 trading days	48.48
Last 20 trading days	48.13
Last 30 trading days	47.67
Last 60 trading days	47.45

(Source of Data: Simple arithmetic mean of the closing price published by the TWSE)

2.	Comparable Companies Approach

Referencing the BPS and EPS as shown in ADLINK's financial reports, and the Price Book Ratio ("P/B") and Price-Earnings Ratio ("P/E") of Posiflex, Ibase, Ennoconn, Advantech, and Flytech, all of which are TWSE-listed or TPEx-listed companies in the same industry, as shown on their latest financial statements, this opinion calculates the reasonable value per ADLINK's share.

The average closing price on the last 5, 10, 20, 30, and 60 trading days before the benchmark date, January 20, 2020 (inclusive), and the BPS and EPS of each company are as follows:

Units: New Taiwan Dollars (NT$)

Comparable companies in the same industry	Average closing price of shares (Note)					BPS (Sep 30, 2019)	EPS (Oct 1, 2018 – Sep 30, 2019)
	Last 5 trading days	Last 10 trading days	Last 20 trading days	Last 30 trading days	Last 60 trading days
Posiflex	103.20	103.65	104.23	103.83	103.26	38.42	6.06
Ibase	44.75	44.79	44.54	44.75	44.99	28.38	1.65
Ennoconn	256.00	252.10	251.03	252.12	246.06	98.13	12.80
Advantech	312.40	308.00	306.03	303.72	305.26	43.56	10.42
Flytech	73.84	73.42	72.75	72.07	70.97	29.69	5.00

(Note: Simple arithmetic mean of the closing price published by the TWSE and TPEx)

Annex 2 _ Fairness Opinion on the Tender Offer Consideration

(Translation, for reference only)

(1)	Price-Book Ratio Approach

Taking the average closing price of the entities in the same industry over the recent 5, 10, 20, 30, and 60 trading days before the benchmark date, January 20, 2020 (inclusive) for reference, and calculating the P/B of the entities in the same industry based on each company's BPS on September 30, 2019, the reasonable reference price for ADLINK's equity per share is as follows:

Entity of the same industry	Posiflex	IBASE	Ennoconn	Advantech (Note)	Flytech	Average P/B
P/B calculated using the average closing price of last 5 trading days	2.69	1.58	2.61	7.17	2.49	2.34
P/B calculated using the average closing price of last 10 trading days	2.70	1.58	2.57	7.07	2.47	2.33
P/B calculated using the average closing price of last 20 trading days	2.71	1.57	2.56	7.03	2.45	2.32
P/B calculated using the average closing price of last 30 trading days	2.70	1.58	2.57	6.97	2.43	2.32
P/B calculated using the average closing price of last 60 trading days	2.69	1.59	2.51	7.01	2.39	2.30
Range of P/B						2.30 - 2.34

(Note: The P/B of Advantech deviates from the norm and is considered to be excluded from the evaluation)

Units: New Taiwan Dollars (NT$)

Item	Description
Range of multiplier	2.30 - 2.34 times
ADLINK's BPS as of Sep. 30, 2019	21.12
Range of theoretical price	48.58 - 49.42

Annex 2 _ Fairness Opinion on the Tender Offer Consideration

(Translation, for reference only)

(2)	Price-Earnings Ratio Approach

Taking the average closing price of the entities in the same industry over the last 5, 10, 20, 30, and 60 trading days before the benchmark date, January 20, 2020 (inclusive) for reference, and calculating the P/E of the entities in the same industry based on each company's EPS of the most recent year (from October 1, 2018 to September 30, 2019), the reasonable reference price for ADLINK's equity per share is as follows:

Entity of the same industry	Posiflex	Ibase	Ennoconn	Advantech	Flytech	Average P/E
P/E calculated using the average closing price of last 5 trading days	17.03	27.12	20.00	29.98	14.77	21.78
P/E calculated using the average closing price of last 10 trading days	17.10	27.15	19.70	29.56	14.68	21.64
P/E calculated using the average closing price of last 20 trading days	17.20	26.99	19.61	29.37	14.55	21.54
P/E calculated using the average closing price of last 30 trading days	17.13	27.12	19.70	29.15	14.41	21.50
P/E calculated using the average closing price of last 60 trading days	17.04	27.27	19.22	29.30	14.19	21.40
Range of P/E						21.40 - 21.78

Annex 2 _ Fairness Opinion on the Tender Offer Consideration

(Translation, for reference only)

Units: New Taiwan Dollars (NT$)

Item	Description
Range of multiplier	21.40 - 21.78 times
ADLINK's EPS of the most recent year (from Oct. 1, 2018 to Sept. 30, 2019)	2.00
Range of theoretical price	42.80 - 43.56

3.	Non-Quantitative Adjustment Factors

Taking into consideration the premium cases of tender offer completed since 2018, excluding the cases where the company acquired was delisted after the acquisition and the cases where the premium rate deviated from the norm, and taking the first quartile of the equity premium rate as a lower limit, the third quartile as an upper limit of the range of non-quantitative adjustment, the premium cases of tender offer are as follows:

No.	Offeror	Company Acquired	Ticker of the Company Acquired	Date of Filing	Premium rate (Note)
1	Energy Absolute	Amita Technologies Inc.	5233	2018/02/21	16.40%
2	Utechzone Co., Ltd.	Favite Inc.	3535	2018/02/22	26.26%
3	Ennoconn International Investment Co., Ltd.	Marketech International Corp.	6196	2018/04/03	31.26%
4	Nitto Boseki	Baotek Industrial Materials Ltd.	5340	2018/04/27	7.21%
6	Mao-Mao-Chung Capital Co., Ltd.	Ta Ching Securities Co., Ltd,	6021	2018/08/21	33.60%
7	Nidec Corp.	Chaun Choung Technology Corp.	6230	2018/10/02	17.23%
8	Seven people, including Be Empire Capital Corp.	Kuangli Photoelectric Technology Co., Ltd.	6431	2018/12/05	28.11%
9	Sanbayashi	Dingzing Advanced Materials Inc.	6585	2018/12/10	19.81%
10	Cayenne Entertainment Technology Co., Ltd.	Cayenne's Ark Mobile Co., Ltd.	6611	2018/12/21	5.77%
11	Wpg Holdings Limited	Wt Microelectronics Co., Ltd.	3060	2019/11/12	28.40%
Premium rate of the first quartile					16.61%
Premium rate of the third quartile					28.33%

(Note: The premium rate is (Purchase price – Share price 30 days before the filing date)/ (Share price 30 days before the filing date))

(Source of Data: MOPS)

Annex 2 _ Fairness Opinion on the Tender Offer Consideration

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4.	Summary of the Evaluation of the Equity Value

Taking the results of the foregoing valuation methodology into reference, since ADLINK is a TWSE-listed company and has objective transaction prices in the public market, and the method of acquiring the equity is a tender offer, the Independent Expert gives the market approach greater weight, and gives the remaining two approaches lesser weight since the two approaches are based on the market prices of comparable companies. In addition, further taking into account the non-quantitative adjustment of the premium rate in the tender offer cases in adjusting the price per share, the Independent Expert estimates the reasonable range of ADLINK's equity value in the Tender Offer is as follows:

Units: New Taiwan Dollars (NT$)

Valuation Approaches	Range of price per share	Weight	Range of premium rate	Range of theoretical price per share
Market Approach	47.45 - 49.86	70%	16.61% - 28.33%	54.72 - 62.69
Comparable Companies Approach (Price-Book Ratio Approach)	48.58 - 49.42	15%
Comparable Companies Approach (Price-Earnings Ratio Approach)	42.80 - 43.56	15%

Annex 2 _ Fairness Opinion on the Tender Offer Consideration

(Translation, for reference only)

IV. Conclusion of the Evaluation

To sum up, after considering the quantitative financial data and objective market data, and based on the market approach, and the price-book ratio approach, and price-earnings ratio approach under the comparable companies approach, and also taking into account the premium rate in the tender offer cases, the reasonable range of ADLINK's per-share value is between NT$54.72 and 62.69. Therefore, since AUO intends to purchase the common shares of ADLINK via the Tender Offer at a consideration of NT$57.00 per share, which is within the range of the per-share value assessed above, the Tender Offer price is fair and reasonable.

Crowe (TW) CPAs

Accountant: Ji-Sheng Qiu

Date: January 22, 2020

Annex 2 _ Fairness Opinion on the Tender Offer Consideration

(Translation, for reference only)

Accountant Resume

Name: Ji-Sheng Qiu

Certificates:

Taiwan CPA

Education:

Bachelor of Statistics, National Cheng Kung University

Master of Accounting, Soochow University

Graduate Credits Courses Program, Department of Law, National Taipei University

Experience:

Manager, Deputy Manager of First Horwath & Company CPAs

Senior Manager of Diwan & Company

Accountant of First Horwath & Company CPAs

Present Job:

Partner Accountant of Crowe (TW) CPAs

Director and Lecturer of Taipei Accounting Association

Annex 2 _ Fairness Opinion on the Tender Offer Consideration

(Translation, for reference only)

Independence Declaration

I, as an accountant, have accepted the appointment by AU Optronics Corp. and issued a fairness opinion on the tender offer price in connection with the tender offer for common shares of ADLINK TECHNOLOGY INC.

In order to perform the above-mentioned duties, I hereby declare that I am NOT subject to any of the following conditions:

1.	I (or my spouse) am employed by the issuing company or its underwriter in a regular position and receives regular salary payments.

2.	I (or my spouse) was an employee of the issuing company or its underwriter and has left the company within the past two years.

3.	the company where I (or my spouse) am employed is a related party to the issuing company or its underwriter.

4.	I am the spouse or a relative within the second degree of relationship of the legal representative or manager of the issuing company or its underwriter.

5.	I (or my spouse) maintain an investment in or profit-sharing relationship with the issuing company or its underwriter.

6.	I am a director, supervisor or the spouse or a relative within the second degree of relationship of the director or supervisor of Taiwan Stock Exchange Corporation.

7.	the company where I (or my spouse) am employed maintains a business relationship with the issuing company.

For the purpose of AU Optronics Corp.’s intention to make a tender offer to purchase the common shares of ADLINK TECHNOLOGY INC, the fairness opinion issued by me has remained independent.

Crowe (TW) CPAs

Accountant: Ji-Sheng Qiu

Date: January 22, 2020

Annex 3 _ Attorney’s Legal Opinion

(Translation, for reference only)

To: AU Optronics Corp.

Date: February 6, 2020

Ref: No. 2020-00373

Subject: With respect to the tender offer to be made by AU Optronics Corp. ("AUO") for the issued common shares of ADLINK Technology Inc. ("ADLINK"), we hereby issue this legal opinion on the Tender Offer Report Form and the accompanying documents prepared by AUO for said tender offer and whether such tender offer requires approval by or effective registration with any competent authorities, pursuant to Article 9(II) of the Regulations Governing Public Tender Offers for Securities of Public Companies ("Tender Offer Regulations").

Explanations:

I.	AUO intends to conduct a tender offer for the issued and outstanding common shares of ADLINK (this "Tender Offer"). According to Article 9(II) of the Tender Offer Regulations, the Tender Offer Report Form and its accompanying documents shall be reviewed by a lawyer and the lawyer shall issue a legal opinion on such documents; if any approval by or effective registration with the FSC or any other competent authorities is required for the tender offer, a lawyer's opinion shall concurrently be issued thereto. We are engaged by AUO in accordance with the foregoing provision to issue this legal opinion.

II.	For issuing this opinion, we have reviewed the following documents:

1.	the Tender Offer Report Form prepared by AUO for this Tender Offer (draft of February 5, 2020);

2.	the Tender Offer Prospectus prepared by AUO for this Tender Offer (draft of February 5, 2020);

3.	a copy of the Tender Offer Mandate Agreement entered into between AUO and the tender offer agent, KGI Securities Co., Ltd. ("KGI"), for this Tender Offer dated February 5, 2020;

4.	a copy of the Confirmation Letter that AUO has the financial ability to pay the consideration for this Tender Offer issued by WeTec International CPAs ("WeTec") dated February 6, 2020);

5.	the announcement of this Tender Offer to be published at the Taiwan Stock Exchange Market Observation Post System ("MOPS") by AUO on February 6, 2020 pursuant to Articles 7(I) and 26(I) of the Tender Offer Regulations (draft of February 5, 2020) (this item and the above-mentioned four items are hereinafter collectively referred to as the "Reviewed Tender Offer Report Form and Accompanying Documents");

6.	corporate registration of ADLINK as shown in the system of commercial and industry registration profile of the Department of Commerce, the Ministry of Economic Affairs ("MOEA") on February 6, 2020 (the last amendment date is November 19, 2019);

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Annex 3 _ Attorney’s Legal Opinion

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7.	an electronic copy of 2018 Annual Report of ADLINK obtained from the MOPS on February 6, 2020;

8.	a certificate issued by AUO dated February 6, 2020 ("AUO Declaration"); and

9.	a certificate issued by KGI dated February 6, 2020 ("KGI Declaration"); and

III.	This legal opinion is based on the assumptions and qualifications set forth below:

1.	all documents and materials submitted for our review and all information published at the MOPS, and all information disclosed by ADLINK on the website of the Department of Commerce, MOEA and at the MOPS are authentic, accurate and complete and the facts or information therein are true without faults;

2.	all documents and materials submitted for our review have been duly executed, authorized, and delivered, and all signatures, seals, and chops thereon are genuine;

3.	AUO has fully disclosed and provided the relevant documents and information required for this legal opinion, and no independent search, investigation or other verification action has been conducted by us with respect to the factual statements or representations under the reviewed documents related to this Tender Offer;

4.	As of the date of this legal opinion, no facts or acts may affect the effect, authenticity, accuracy and completeness of the foregoing documents and information;

5.	The Tender Offer Report Form and accompanying documents which AUO will file with the FSC will include: (1) the original of the Reviewed Tender Offer Report Form and Accompanying Documents consistent with the draft of such, (2) the original of the minutes of the meeting of the AUO board of the directors, an independent expert's fairness opinion and other relevant documents, included in the Tender Offer Prospectus, and (3) the original of this legal opinion. If the FSC requires that AUO submit other accompanying documents for this Tender Offer pursuant to Item 4 of Article 9(I) of the Tender Offer Regulations, AUO will file such documents with the FSC.

6.	This legal opinion is made based on the Taiwan laws and regulations effective as of the date hereof, and we expressed no opinion on the laws of any jurisdiction other than Taiwan.

IV.	Based on the above-mentioned documents and pursuant to the Taiwan laws and regulations, we hereby issue this legal opinion as follows:

i.	This Tender Offer may be conducted only after it has been reported to the FSC and publicly announced:

1.	Article 43-1(II) of the Securities and Exchange Act ("SEA") prescribes, "Any tender offer to purchase the securities of a public company not through the public securities exchange market or the over-the-counter market may be conducted only after it has been reported to the competent authorities, with the proof that the bidder has the ability to pay the tender offer consideration, and publicly announced, except under the following circumstances:

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(1)	the number of securities proposed for tender offer by the bidder plus the total number of securities of the public company already obtained by the bidder and its related parties do not exceed 5% of the total number of voting shares issued by the public company;

(2)	the securities purchased by the bidder through the tender offer are securities of a company of which the bidder holds more than 50% of the issued voting shares; or

(3)	other circumstances in conformity with the regulations prescribed by the competent authorities."

2.	Article 43-1(III) of the SEA provides, "Where any person individually or jointly with other person(s) intends to acquire a certain percentage of the total issued shares of a public company or of the beneficial securities of a real estate investment trust under the Real Estate Securitization Act, such acquisition shall be conducted by means of a tender offer, unless certain conditions are satisfied."

3.	In addition, Articles 7(I), 9(II) and 11(I) of the Tender Offer Regulations respectively read, "Any tender offer to purchase the securities of a public company shall not be made until a report has been filed with the FSC and a public announcement has been made, except under the circumstances set forth in Items 1 to 3 of Article 43-1(II) of the SEA," "The Tender Offer Report Form and its accompanying documents shall be reviewed by an attorney and the attorney shall issue a legal opinion on such documents; if any approval by or effective registration with the FSC or any other competent authorities is required for the tender offer, a lawyer's opinion shall concurrently be issued thereto," and "Any person who individually or jointly with other person(s) intends to acquire shares accounting for 20% or more of the total issued shares of a public company within 50 days shall conduct the acquisition by means of a tender offer."

4.	It is our understanding that AUO intends to acquire 65,249,177 shares in ADLINK via this Tender Offer, accounting for 30% of the total issued common shares of ADLINK, (i.e., 217,497,257 shares, as most-recently updated on November 19, 2019 in the system of commercial and industry registration profile of the Department of Commerce, MOEA). Since the number to be acquired will account for more than 20% of the total issued shares of ADLINK, it shall be conducted via a tender offer according to the applicable law and regulation. Therefore, given the above provisions, this Tender Offer may be conducted only after AUO has reported to the FSC and made public announcement.

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ii.	The Tender Offer Report Form and accompanying documents of this Tender Offer comply with Article 9(I) of the Tender Offer Regulations and other applicable provisions:

1.	According to Article 9(I), (II), and (III), and Item 2 of Article 9(IV) of the Tender Offer Regulations and the template of the Tender Offer Report Form (for Purchase of the Securities of a Public Company) published by the Securities and Futures Bureau of FSC ("SFB"), the Tender Offer Report Form and accompanying documents which a bidder shall file with the FSC include: (1) the Tender Offer Report Form, (2) the Tender Offer Prospectus, (3) the Tender Offer Mandate Agreement entered into between the bidder and the tender offer agent, (4) the Power of Attorney in favor of the bidder's designated representative for litigious and non-litigious matters if the bidder does not maintain any domicile or business place in the Republic of China (R.O.C.), (5) a lawyer's legal opinion, (6) the proof that the bidder has the ability to pay the tender offer consideration (where the tender offer consideration is to be paid in cash, the proof may be a written confirmation that the bidder has the ability to pay the tender offer consideration, issued by a financial adviser with the qualification of a securities underwriter or by a CPA that conducts the business of auditing and attesting the financial reports of public companies, after such adviser or CPA has gained a full understanding of the bidder and taken reasonable steps to evaluate the bidder's sources of funds), (7) the proof that the bidder has made public announcement at the MOPS, (8) the original of the minutes of the meeting of the board of the directors, an independent expert's fairness opinion and other relevant documents, included in the Tender Offer Prospectus, and (9) other accompanying documents required by the FSC. The Reviewed Tender Offer Report Form and Accompanying Documents include the above-mentioned items (1) to (3) and items (6) and (7), and the above-mentioned items (5) (i.e., the original of this legal opinion), (8) and (9) are to be submitted to the FSC when AUO reports this Tender offer to the FSC. In addition, the above-mentioned item (4) does not apply to this Tender Offer. Therefore, the Tender Offer Report Form and accompanying documents of this Tender Offer comply with Article 9(I) of the Tender Offer Regulations and other applicable provisions.

2.	Regarding the Tender Offer Prospectus and the Tender Offer Report Form of this Tender Offer:

(1)	Article 43-4(I) of the SEA prescribes, "The bidder, unless buying back its shares pursuant to Article 28-2 of the SEA, shall deliver the Tender Offer Prospectus to the offeree upon the offeree's request or upon the offeree's deposit of the securities with the tender offer agent." In addition, Article 43-4(II) of the SEA provides, "The items to be published in the Tender Offer Prospectus referred to in the preceding paragraph shall be prescribed by the competent authorities." The FSC promulgated the Regulations Governing Information to be Published in Public Tender Offer Prospectus ("Tender Offer Prospectus Regulations"). Article 4 of the Tender Offer Prospectus Regulations provides, "The Tender Offer Prospectus shall include the following information: (1) basic information of the tender offer, (2) tender offer conditions, (3) type(s) and source(s) of the tender offer consideration, (4) the risks associated with tendering, (5) procedures to be followed after expiration of the period of tender offer, (6) the bidder's shareholdings in the target company, (7) the circumstances of any other purchases and sales by the bidder of shares in the target company, (8) the bidder's business plan for the target company, (9) the resolution to initiate the tender offer, and a fairness opinion, (10) matters of special note, and (11) explanation of any other material information."

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(2)	Based on our review, the Tender Offer Report Form of this Tender Offer is compiled in accordance with the template of the Tender Offer Report Form (for Purchase of the Securities of a Public Company) published by the SFB, and complies with the template of the Tender Offer Prospectus published by the SFB and includes all items as specified in the Tender Offer Prospectus Regulations.

(3)	Given the above, the Tender Offer Report Form and the Tender Offer Prospectus of this Tender Offer prepared by AUO comply with SFB's requirements and the Tender Offer Prospectus Regulations.

3.	Regarding the Confirmation Letter that confirms the bidder has the ability to pay the consideration for this Tender Offer:

(1)	Article 9(III) and (IV) of the Tender Offer Regulations prescribe, "The bidder shall provide proof that it has the ability to pay the tender offer consideration. If the tender offer consideration is to be paid in cash, the proof under the preceding paragraph shall include one of the items in the following subparagraphs: (1) a performance guarantee issued by a financial institution to the tender offer agent designated as the beneficiary and authorized to demand at its sole discretion the exercise of the performance guarantee and to instruct the allocation of funds for the purpose of payment of the consideration, or (2) written confirmation that the bidder has the ability to pay the tender offer consideration, issued by a financial adviser with the qualification of a securities underwriter or by a CPA that conducts the business of auditing and attesting the financial reports of public companies, after such adviser or CPA has gained a full understanding of the bidder and taken reasonable steps to evaluate the bidder's sources of funds."

(2)	According to the Confirmation Letter that confirms AUO has the financial ability to pay the consideration for this Tender Offer issued by WeTec, AUO remitted the consideration of this Tender Offer in the amount of NT$3,719,203,089 to KGI’s bank account designated for the tender offer (account name: KGI’s designated bank account for tender offer (KGI bank, Zhongshan branch), account number: 00001118616000) on February 6, 2020. We have reviewed the original of the Confirmation Letter and conclude that it complies with the above-mentioned provisions.

4.	Regarding the Tender Offer Mandate Agreement entered into between the bidder and the tender offer agent of this Tender Offer:

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(Translation, for reference only)

(1)	Article 15 (I) to (III) of the Tender Offer Regulations prescribe, "A bidder shall appoint a tender offer agent that is permitted by law to handle shareholder services for others, to be responsible for the accepting offeree's deposit of securities, the delivery of Tender Offer Prospectus, and the receipt and payment of the tender offer funds, securities, etc. A tender offer agent shall set up a segregated account for the receipt and payment of funds or securities under the preceding paragraph, and shall perform its fiduciary duties faithfully and with due care. The tender offer agent shall meet the qualifications and requirements as specified in the Regulations Governing the Administration of Shareholder Services of Public Companies, and shall not have received any official reprimand or more severe disciplinary action by the FSC in connection with tender offer business within the most recent year. This restriction does not apply, however, if concrete steps have been taken to correct the infraction and the FSC has recognized the improvement."

(2)	AUO has appointed KGI to handle the above-mentioned matters for this Tender Offer and, according to the KGI Declaration, KGI meets the qualifications and requirements specified in the Tender Offer Regulations. Therefore, AUO has complied with the above-mentioned provisions.

5.	Given the above, the Tender Offer Report Form and accompanying documents of this Tender Offer comply with Article 9(I) of the Tender Offer Regulations and other applicable provisions.

iii.	The Approval by the Investment Commission of MOEA ("IC") is not required for this Tender Offer:

The Bidder, AUO, is a company incorporated under Taiwan laws. Also, according to the AUO Declaration, to the extent that AUO may acknowledge, no single foreigner holds more than one-third of the total issued shares of AUO. As such, there is no requirement to file with IC for this Tender Offer in accordance with the Statute for Investment by Foreign Nationals.

iv.	The Fair Trade Commission ("FTC")'s clearance is not required for this Tender Offer:

1.	Article 10 of the Fair Trade Act ("FTA") prescribes, "The term 'combination' as used in this Act means any of the following situations: (1) where an enterprise merges with another enterprise, (2) where an enterprise holds or acquires the shares or capital contributions of another enterprise to an extent of one-third of the total voting shares or total capital of such other enterprise, (3) where an enterprise is assigned by or leases from another enterprise the whole or the substantial part of the business or assets of such other enterprise, (4) where an enterprise operates jointly with another enterprise on a regular basis or is entrusted by another enterprise to operate the latter's business; or (5) where an enterprise directly or indirectly controls the business operation or the appointment or removal of personnel of another enterprise. In computing the shares or capital contributions referred to in subparagraph 2 of the preceding paragraph, the shares or capital contributions held or acquired by an enterprise that is controlled by, controlling, or affiliated with the acquiring enterprise, and by an enterprise where both it and the acquiring enterprise are controlled by the same enterprise or enterprises shall be included."

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(Translation, for reference only)

2.	With respect to the above Item (5) "where an enterprise directly or indirectly controls the business operation or the appointment or discharge of personnel of another enterprise," according to the Letter of FTC dated November 30, 1992 (reference no. Gong-Yi-Zi-04799), regarding controlling another enterprise, the content of control includes business operations and personnel appointments and removals. The ability to control one of the foregoing items would constitute the control under Item (5) of Article 6(I) of the FTA (i.e., current Item (5) of Article 10(I) of the FTA). With respect to business operation, the control mainly reflects the ability to decide business characterization, counterparty of purchase and sales, and terms of transactions; with respect to personnel appointments and removals, then it reflects in the ability to appoint and remove the management at or above the manager level. It is not necessary to reach full-scale control to constitute the control. Rather, a general control that may affect important business decisions or success of another enterprise would constitute the control. Further, according to the Letter of FTC dated October 8, 1996 (reference no. Gong-Yi-Zi-8503794-002), if an enterprise obtains operation management of another enterprise by proxy solicitation, and then obtains seats on a board of directors exceeding more than half of the directors and has direct or indirect control over the business operation or personnel appointments and removals of another enterprise, or obtains voting rights via proxy solicitation exceeding one-third of the total shares with voting rights, such act would constitute the combination under Item (2) or (5) of Article 6(I) of the FTA (i.e., current Item (2) or (5) of Article 10 (I) of the FTA).

3.	AUO contemplates to acquire aggregate 65,249,177 in ADLINK via this Tender Offer, accounting for 30% of the total issued common shares of ADLINK. Further, according to the AUO Declaration, upon commencing this Tender Offer, AUO and its affiliates do not hold any shares in ADLINK. Thus, upon completion of this Tender Offer, the ADLINK shares acquired by AUO would be less than one third of the total voting shares of ADLINK. Given the above, this Tender Offer does not constitute the combination "where an enterprise holds or acquires the shares or capital contributions of another enterprise to an extent of one-third of the total voting shares or total capital of such other enterprise" as provided under Item (2) of the Article 10(I) of the FTA.

4.	This Tender Offer does not meet the "where an enterprise directly or indirectly controls the business operation or the appointment or removal of personnel of another enterprise" as provided under Item (5) of Article 10(I) of the FTA for the following reasons:

(1)	According to the AUO Declaration, the purpose of acquisition of shares in ADLINK via this Tender Offer is to build a strategic partnership, as agreed with ADLINK, in order to co-develop the industrial and commercial AIoT ecosystem. Along with such cooperation, AUO and ADLINK will continue to maintain their independent operation decisions, including, without limitation, the counterparty and terms of its purchase and sales, and the appointment and removal of its management personnel.

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(Translation, for reference only)

(2)	According to the Tender Offer Prospectus of this Tender Offer, AUO and the Chairman of ADLINK, Mr. Jim Liu, have entered into a shareholders’ agreement, pursuant to which Mr. Liu agrees, after the completion of this Tender Offer, to support and cause at least one director candidate(s) nominated by AUO to be elected as non-independent director of ADLINK. In this regard, according to the AUO Declaration, AUO plans to nominate one non-independent director, and thus expects to obtain one seat of directors of ADLINK. Article 17 of the latest Articles of Incorporation of ADLINK, dated June 19, 2019, provides that the board of directors of the company (i.e., ADLINK) shall consist of 5 to 9 directors, including not less than 2 independent directors, and the seats of independent directors shall comprise not less than one-fifth of the directors’ seats. As such, even if AUO obtains 1 seat in the board of directors of ALINK, this does not exceed half of the board of directors of ADLINK. When the directors of ADLINK vote on business operations or personal appointment/removal proposals in the board meetings, AUO has no ability to control the voting results.

(3)	According to the AUO Declaration, except for the above shareholders’ agreement, there are no other arrangements or agreements related to substantial control over the appointment of seats in the board of directors of ADLINK or the operation decisions.

5.	This Tender Offer does not represent a case where an enterprise merges with another enterprise, where an enterprise is assigned by or leases from another enterprise the whole or the substantial part of the business or assets of such other enterprise, or where an enterprise operates jointly with another enterprise on a regular basis or is entrusted by another enterprise to operate the latter's business, as respectively provided under Items (1), (3) and (4) of Article 10(I) of the FTA.

6.	Given the above, this Tender Offer does not constitute any type of combination as provided in Article 10(I) of the FTA, and thus is not subject to merger control filing with FTC.

V.	This opinion is prepared for AUO for this Tender Offer and has no effect on any other third party or other purpose beyond the applicable regulations specified herein. In addition, this opinion is issued for the benefits of AUO. Except for filing to the competent authorities and making public announcement, without our prior written consent, no person may refer to this legal opinion or cite any or all of the contents herein by any means.

Lee and Li, Attorneys-at-Law

Bo-Sen Von

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Annex 4 _ An Evidentiary Document under Article 9(III) of the Regulations Governing Public Tender Offer for Securities of Public Companies

(Translation, for reference only)

Confirmation of the Bidder’s Ability to

Pay the Tender Offer Consideration

The bidder, AU Optronics Corp. (“Bidder”) plans to acquire 65,249,177 shares of the outstanding common shares of ADLINK Technology Inc. (“Target Company”) by means of tender offer (this "Tender Offer"), wherein a total cash consideration of NT$3,719,203,089 shall be paid.

On February 6, 2020, the Bidder has remitted all consideration of this Tender Offer, NT$3,719,203,089, to the bank account opened by the tender offer agent for this Tender Offer (Bank account name: KGI Securities Co., Ltd. Tender Offer bank account (KGI Bank, Zhongshan Branch); Account number: 00001118616000).

According to the evidence obtained and the procedure implemented in accordance with Item 2 of Article 9(IV) and Article 9(V) of the Regulations Governing Public Tender Offers for Securities of Public Companies and the Self-regulatory Codes for Accountant to Issue the Confirmation of the Bidder's Ability to Perform the Payment of the Consideration of the Tender Offer, I, as an accountant, have reasonably confirmed that the Bidder has the ability to pay the cash consideration for this Tender Offer on the date of the issuing of this confirmation.

WeTec International CPAs Accountant: Ming-Yang, Lai February 6, 2020

Annex 4 _ An Evidentiary Document under Article 9(III) of the Regulations Governing Public Tender Offer for Securities of Public Companies

(Translation, for reference only)

Statement

According to Item 2 of Article 9(IV) of the Regulations Governing Public Tender Offers for Securities of Public Companies (the "Regulations"), if the tender offer consideration is to be paid in cash, a written confirmation of the bidder’s financial ability to perform payment of the tender offer consideration shall be issued by a financial adviser with the qualification of a securities underwriter or by a CPA that conducts the business of auditing and attesting the financial reports of public companies, after such CPA or adviser has gained a full understanding of the bidder and taken reasonable steps to evaluate the bidder’s sources of funds.

We, WeTec International CPAs, hereby confirm and declare that, Mr. Ming-Yang, Lai is eligible to conducts the business of auditing and attesting the financial reports of public companies, which has been filed for record with the Financial Supervisory Commission (the filing letter Jin-Guan-Jeng-Shen-Tzu No. 0990037537 has been issued). As of the date of the issuance of this statement, Mr. Ming-Yang, Lai is eligible to conduct the business of auditing and attesting the financial reports of public companies, and therefore, in accordance with Item 2 of Article 9(IV) of the Regulations, is qualified to issue the written confirmation that the bidder, AU Optronics Corp., has the ability to perform payment of the consideration of the tender offer.

This statement shall be governed by and construed in accordance with the laws of the Republic of China. Any dispute arising out of or relating to this statement shall be submitted to Hsinchu District Court as the court of first instance.

WeTec International CPAs

February 6, 2020

Annex 5 _ Letter of Commitment for Payment

(Translation, for reference only)

Letter of Commitment

We, AU Optronics Corp. (the "Company"), according to Article 43-1(II) of the Securities and Exchange Act, plan to acquire 65,249,177 shares issued by ADLINK Technology, Inc. (ticker: 6166) by means of tender offer at the price of NT$57 per share. The amount required for the cash consideration of this tender offer is estimated to be NT$3,719,203,089. We, according to Article 7(II) of the Regulations Governing Information to be Published in Public Tender Offer Prospectus, hereby undertake that the Company shall and will bear the obligation to pay the consideration of this tender offer.

To:

Financial Supervisory Commission

Undersigned: AU Optronics Corp. Representative: Shuang-Lang, Peng February 6, 2020

Annex 6 _ Shareholders’ Agreement

(Translation, for reference only)

Shareholders’ Agreement

THIS SHAREHOLDERS’ AGREEMENT (this "Agreement") dated February 5, 2020 (the "Execution Date"), is entered into by and between the following parties:

1.	AU Optronics Corp., a corporation incorporated and existing under R.O.C. (Taiwan) law, with registered address at No. 1, Li-Hsin Rd. 2, Hsinchu Science Park, Hsinchu City 30078, Taiwan ("Party A"); and

2.	Jim Liu, an R.O.C. (Taiwan) citizen, with the ID number of *** and resident address at *** ("Party B").

(Hereafter collectively referred to as the "Parties" and individually as each "Party")

WHEREAS, by means of tender offer, Party A intends to acquire between 10,874,863 and 65,249,177 shares of common shares of ADLINK Technology, Inc. (ticker: 6166, "ADLINK"), accounting for approximately 5% to 30% of the total outstanding shares of ADLINK (the "Tender Offer");

WHEREAS, as one of the major shareholders and the incumbent chairman of ADLINK, Party B agrees to support the Tender Offer; and

WHEREAS, in view of the fact that Party A will become one of the shareholders of ADLINK after the completion of the Tender Offer, the Parties contemplate to reach an agreement on their shareholders' right vested in the shares of ADLINK they hold.

NOW THEREFORE, the Parties hereto agree as follows:

Article 1 Election of the Board of Directors

1.1	According to the Articles of Incorporation of ADLINK in force on the Execution Date, the Board of Directors (the "Board") shall consist of 5 to 9 directors, including not less than 2 independent directors, and the seats of independent directors shall comprise not less than one-fifth of the directors' seats. Party B hereby agrees that, after the completion of the Tender Offer, in the event of by-election/re-election of the Board in the annual shareholders' meeting of this year and re-election of the Board in the shareholders' meeting in the following years, Party B shall support and cause the nominees proposed or designated by Party A to be elected for at least 1 non-independent director seat ("Party A's Director").

1.2	In the event that the position of Party A's Director is vacant for any reason (including, but not limited to, death, resignation or removal of the incumbent director), and where Party A may not re-designate a new representative for the remaining office term of the predecessor according to relevant laws, Party B hereby agrees that it shall support and cause the nominees proposed or designated by Party A to be elected as director to fill such vacancy in the shareholders' meeting held for the by-election of the new director.

1.3	To support Party A's Director as stipulated in Articles 1.1 and 1.2 herein to be elected as directors, Party B shall take all necessary actions as permitted by law, including, but not limited to, after the completion of the Tender Offer, causing the Board of ADLINK to resolve and propose the by-election/re-election of directors to the annual shareholders' meeting held this year, voting for the nominees proposed or designated by Party A for the common shares it holds, and/or causing its related party to vote for the same.

 1

Annex 6 _ Shareholders’ Agreement

(Translation, for reference only)

Article 2 Termination

2.1	This Agreement shall take effect upon its execution and may be terminated in the following events:

(1)	Both Parties agree to terminate this Agreement in writing;

(2)	In the event that the Tender Offer cannot be completed within 6 months from the Execution Date, this Agreement shall be terminated automatically;

(3)	In the event that either Party ceases to be a shareholder of ADLINK for any reason, this Agreement shall be automatically terminated;

(4)	In the event that one Party violates this Agreement and such default is not or cannot be cured after the defaulting party receives a written notice from the non-defaulting Party, the non-defaulting party may terminate this Agreement in writing.

2.2	After the termination of this Agreement, neither Party shall bear any obligation under this Agreement, except the rights and/or obligations existing prior to the termination of this Agreement, provided, however, that Article 3 herein shall survive the termination.

Article 3 Miscellaneous

3.1	The terms and conditions of this Agreement, including the existence of this Agreement, and any other information hereof shall be confidential information. For the confidential information disclosed by the disclosing party, except under any of the following circumstances, the receiving party shall not disclose such confidential information to any third party:

(1)	With the consent of the disclosing party;

(2)	As required by applicable law or competent authorities;

(3)	The confidential information is or becomes part of the public domain or publicly available or known through no breach by the receiving party; or

(4)	Disclosure to each Party's professional consultants or each Party's employees who need to know the confidential information in the course of their duties.

3.2	Without the prior written consent from the other Party, neither Party may assign any rights or obligations under this Agreement. This Agreement shall be binding upon the respective successors and assigns of the Parties.

3.3	Except as agreed upon in writing by the Parties, the provisions herein may not be amended or modified, and neither Party may be exempted from the compliance with the provisions herein.

3.4	If any provision in this Agreement is deemed unenforceable, such provision shall be excluded from this Agreement. The Agreement shall be interpreted as such unenforceable provision is excluded and the remaining provisions are still enforceable.

3.5	This Agreement shall constitute the sole and entire agreement and understanding of the Parties, and shall supersede all prior written or oral communications, covenants and agreement between the Parties.

 2

Annex 6 _ Shareholders’ Agreement

(Translation, for reference only)

3.6	This Agreement shall be governed by and construed in accordance with the laws of the Republic of China, without regard to conflict of laws rules. Any dispute arising out of or relating to this Agreement shall be submitted to Hsinchu District Court as the court of first instance.

3.7	Each Party shall bear its own cost and expenses incurred in preparation, negotiation, execution and enforcement of this Agreement.

3.8	This Agreement shall be executed in duplicate, with each party holding one original.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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Annex 6 _ Shareholders’ Agreement

(Translation, for reference only)

IN WITNESS WHEREOF, the Parties have entered into this Agreement as of the date first written above.

Party A:

AU Optronics Corp.

____________________

Name:

Title:

Party B:

Jim Liu

____________________

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